SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

ANNUAL REPORT

(From January 1, 2015 to December 31, 2015)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” and “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	March 2013	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
June 2013
October 2013

	April 2014	AA
September 2014
April 2015

	June 2013	AA-	Korea Investors Service, Inc. (AAA ~ D)
October 2013

	March 2014	AA
April 2015

	March 2013	AA-	Korea Ratings Corporation (AAA ~ D)
June 2013

	March 2014	AA
September 2014
May 2015

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
Corporate bonds	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)
(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

ø ‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of December 31, 2015)

There were no changes to our issued capital stock during the annual reporting period ended December 31, 2015.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of December 31, 2015)

(Unit: share)
Description		Number of shares
A. Total number of shares issued: (1)	Common shares (1)	357,815,700

	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2015	2014	2013
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won) (1)		966,553	904,268	426,118
Earnings per share (Won) (2)		2,701	2,527	1,191

Total cash dividend amount for the period (million Won)		178,908	178,908	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)		18.51%	19.78%	—
Cash dividend yield (%) (3)	Common shares	1.97%	1.47%	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	500	500	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to us as owners of the controlling company.
(2)	Earnings per share is based on par value of ￦5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2015, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2015, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

In order to achieve synergies and strengthen the competitiveness of our OLED business, we acquired the OLED light business of LG Chem on December 15, 2015 for an acquisition price of approximately ￦160 billion. Such transaction was approved at a meeting of our board of directors in October 2015.

2015 consolidated operating results highlights

(Unit: In billions of Won)
2015	Display business
Sales Revenue	28,384
Gross Profit	4,314
Operating Profit	1,626

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2015	2014	2013
Panels for Televisions (1)	25.4%	25.0%	24.7%
Panels for Monitors	39.0%	32.7%	34.0%
Panels for Notebook Computers (2)	27.3%	27.5%	32.3%
Panels for Tablet Computers	22.5%	27.0%	32.0%

Total	27.7%	26.9%	27.8%

Source: Large-Area Display Market Tracker (IHS Technology)

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with IPS, Advanced In-cell Touch, OLED and other technologies. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our slim and light ultra-high definition (“Ultra HD”) television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with Advanced In-cell Touch technology. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied Ultra HD OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2015 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	26,166 (92.2%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	2,218 (7.8%)

Total					28,384 (100.0%)

- Period: January 1, 2015 ~ December 31, 2015.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the fourth quarter of 2015 increased slightly compared to the third quarter of 2015 due to improvements in our product mix attributable to the launch of new small- and medium-sized products, despite a general decline in average selling prices, while average selling prices of LCD panels exhibited varying trends according to demand by product category. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

	(Unit: US$ / m2)
Description	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Display panel (1)(2)	632	622	620	652

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

	(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)	Suppliers
Display	Raw materials	Glass	Display panel manufacturing	1,534	9.82%	NEG, Asahi Glass, etc.
		Backlights		3,221	20.63%	HeeSung Electronics, etc.
		Polarizers		2,433	15.58%	LG Chem, etc.
		Printed circuit boards		1,500	9.61%	Korea SMT, etc.
		Others		6,925	44.36%

Total				15,613	100.0%

- Period: January 1, 2015 ~ December 31, 2015.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

	(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2015(1)	2014(1)	2013(1)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	9,781	9,573	8,562

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

	(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2015	2014	2013
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	8,609	8,425	7,670

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

	(Unit: Hours, except percentages)
Production facilities	Available working hours in 2015		Actual working hours in 2015		Average utilization ratio
Gumi	8,760 (365 days	(1) ) (2)	8,450 (352 days	(1) ) (2)	96.5%
Paju	8,760 (365 days	(1) ) (2)	8,760 (365 days	(1) ) (2)	100.0%
Guangzhou	8,760 (365 days	(1) ) (2)	8,760 (365 days	(1) ) (2)	100.0%
Ochang (3)	384 (16 days	(1) ) (2)	288 (12 days	(1) ) (2)	75.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.
(3)	Working hours and utilization ratio for the Ochang facility is indicated for the period from our acquisition of the OLED light business on December 15, 2015 to the end of the reporting period.

C.	Investment plan

In 2015, our total capital expenditures on a cash out basis was ￦2.4 trillion. In 2016, we plan to continue capital expenditures in anticipation of funding the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

	(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2015	2014	2013
Display	Products, etc.	Display panel	Overseas (1)	26,166	23,847	24,341
			Korea (1)	2,218	2,609	2,692

			Total	28,384	26,456	27,033

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of December 31, 2015, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, Advanced In-cell Touch and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar, Panasonic LCD and CEC Panda.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	As of December 31, 2015, we had not entered into any such contract for currency related derivative products.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of December 31, 2015, we have entered into a ￦200 billion interest rate swap agreement with Shinhan Bank, for which we have not applied hedge accounting.

We recognized a loss on derivatives transactions and recorded a derivative instruments liability in the amount of ￦85 million with respect to derivative instruments held as of December 31, 2015.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

	(Unit: In millions of Won, except percentages)
Items		2015	2014	2013
Material Cost		679,603	762,008	586,901
Labor Cost		510,455	542,857	500,705
Depreciation Expense		196,799	249,306	319,854
Others		159,983	233,422	267,320

Total R&D-Related Expenditures		1,546,840	1,787,593	1,674,780

Accounting Treatment (1)	Selling & Administrative Expenses	1,217,929	1,164,294	1,095,727
	Manufacturing Cost	101,844	356,218	456,818
	Development Cost (Intangible Assets)	227,067	267,081	122,235

R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		5.4%	6.8%	6.2%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with our financial statements.

B.	R&D achievements

Achievements in 2013

(1)	Developed 19.5-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

•	Applied GF2 direct bonding process

(3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

•	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

•	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

(4)	Developed the world’s first 60-inch three-side borderless product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

(5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

•	Achieved optimal slim design by minimizing bezel width to 2.3 mm

(6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

•	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

•	Achieved high transmittance panel by applying 1 Gate 1 Data structure

•	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

(7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

•	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

(8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

•	Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

(9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

•	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

•	Developed new D-IC and IC bonding materials and processes

(10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

•	Developed new line of display panels for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(11)	Developed 19.5-inch HD+ ultra-light monitor product

•	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

•	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

(12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

•	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

(13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

•	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

•	High luminance (800 nit) and high color gamut (70%)

•	Developed T-con with improved reliability and resolution

(14)	Developed 49-inch FHD four sided borderless like product

•	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

•	Developed new resin technology to apply to the bottom base decoration

(15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

•	Achieved life like colors with WCG by combining panel and optical technologies

•	Developed differentiated case top set design

(16)	Developed our first 60-inch FHD product

•	Achieved narrow panel bezel size (7.8 mm)

•	New size in our product lineup

(17)	Developed the world’s first 23.8-inch Ultra HD monitor product

•	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

•	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

•	Developed high luminance dual LED array structure

(18)	Expanded product lineup of 21:9 screen aspect ratio monitors

•	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

•	Borderless on three sides by removing case top

(19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

•	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

•	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

(20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

•	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

•	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

(21)	Introduced product applying PPP LGP to maximize light collimation

•	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

•	Used 2 sheet structure to reduce thickness

(22)	Developed 12.3-inch FHD full cluster automotive product

•	The world’s first full cluster product to apply IPS technology

•	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

•	Applied the highest resolution (1920 x 720), at the time, for clusters

(23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

•	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

•	The world’s first QHD module applying 1 chip D-IC driver

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS QHD smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD GIP/DRD product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first Advanced In-cell Touch LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first Advanced In-cell Touch a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first 4 sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 µm (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD AIT)

•	Developed the world’s first FHD Advanced In-cell Touch display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD Advanced In-cell Touch LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed our first 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (HDR))

(7)	Developed our first Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first Advanced In-cell Touch notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of Advanced In-cell Touch technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed our first 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

10.	Intellectual Property

As of December 31, 2015, our cumulative patent portfolio (including patents that have already expired) included a total of 28,811 patents, consisting of 13,909 in Korea and 14,902 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. Starting from 2015, we plan on implementing the greenhouse gas trading system, under which we will be responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the year ended 2014 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2015 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2014	2013	2012
Greenhouse gases	7,537	6,922	6,161
Energy	60,002	61,092	61,169

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued greenhouse gas emission reduction activities, we received a special carbon management award in 2015 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ￦276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Current assets	9,531,634	9,240,629	7,731,788
Quick assets	7,179,965	6,486,531	5,798,547
Inventories	2,351,669	2,754,098	1,933,241
Non-current assets	13,045,526	13,726,394	13,983,496
Investments in equity accounted investees	384,755	407,644	406,536
Property, plant and equipment, net	10,546,020	11,402,866	11,808,334
Intangible assets	838,730	576,670	468,185
Other non-current assets	1,276,021	1,339,214	1,300,441

Total assets	22,577,160	22,967,023	21,715,284

Current liabilities	6,606,712	7,549,556	6,788,919
Non-current liabilities	3,265,492	3,634,057	4,128,945
Total liabilities	9,872,204	11,183,613	10,917,864
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	(5,766)	(63,843)	(91,674)
Retained earnings	8,158,526	7,455,063	6,662,655
Non-controlling interest	512,004	351,998	186,247

Total equity	12,704,956	11,783,410	10,797,420

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Revenue	28,383,884	26,455,529	27,033,035
Operating profit	1,625,566	1,357,255	1,163,314
Operating profit from continuing operations	1,023,456	917,404	418,973
Profit for the period	1,023,456	917,404	418,973
Profit (loss) attributable to:
Owners of the Company	966,553	904,268	426,118
Non-controlling interest	56,903	13,136	(7,145)
Basic earnings per share	2,701	2,527	1,191
Diluted earnings per share	2,701	2,527	1,191
Number of consolidated entities	18	18	18

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)
Description	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Current assets	8,246,330	8,291,088	6,877,367
Quick assets	6,396,117	6,244,413	5,290,725
Inventories	1,850,213	2,046,675	1,586,642
Non-current assets	11,964,363	12,720,749	13,767,226
Investments	2,543,205	2,301,881	1,820,806
Property, plant and equipment, net	7,719,022	8,700,301	10,294,740
Intangible assets	607,398	548,078	461,620
Other non-current assets	1,094,738	1,170,489	1,190,060

Total assets	20,210,693	21,011,837	20,644,593

Current liabilities	6,505,979	7,550,330	6,754,175
Non-current liabilities	2,375,131	2,837,432	4,127,993

Total liabilities	8,881,110	10,387,762	10,882,168

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	58	276	(305)
Retained earnings	7,289,333	6,583,607	5,722,538

Total equity	11,329,583	10,624,075	9,762,425

(Unit: In millions of Won, except for per share data)
Description	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Revenue	25,856,426	25,383,670	25,854,183
Operating profit	770,856	984,790	753,550
Operating profit from continuing operations	968,209	973,118	99,672
Profit for the period	968,209	973,118	99,672
Basic earnings per share	2,706	2,720	279
Diluted earnings per share	2,706	2,720	279

C.	Consolidated subsidiaries (as of December 31, 2015)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%

D.	Status of equity investments (as of December 31, 2015)

Company(1)	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,936,759,345	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511,071,000	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,654,693,079	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.(2)	CNY	1,007,720,600	April 19, 2010	100%
LG Display U.S.A. Inc.(3)	US$	201,116	December 8, 2011	100%
Nanumnuri Co., Ltd.	￦	800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.(4)	CNY	5,703,466,124	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9,000,000	March 21, 2014	100%
Global OLED Technology LLC(5)	US$	152,767,000	May 7, 2015	100%
LG Display Guangzhou Trading Co., Ltd.(6)	CNY	1,223,960	May 27, 2015	100%
Suzhou Raken Technology Co., Ltd.	CNY	637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	￦	33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	￦	14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	￦	6,172,728,120	June 9, 2008	16%
New Optics Ltd.	￦	12,199,600,000	July 30, 2008	46%
LIG Invenia Co., Ltd. (formerly LIG ADP Co., Ltd.)	￦	6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	￦	11,900,000,000	May 22, 2009	21%
LB Gemini New Growth Fund No. 16(7)	￦	7,659,704,518	December 7, 2009	31%
Can Yang Investments Limited(8)	CNY	93,740,124	January 27, 2010	9%
YAS Co., Ltd.(9)	￦	10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	￦	30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	￦	10,600,000,000	December 6, 2011	16%
Fuhu, Inc.(10)	US$	26,006,159	July 27, 2015	10%

Changes since December 31, 2014:

(1)	In August 2015, we completed the dissolution of L&T Display Technology (Xiamen) Limited and in December 2015, we disposed of our entire investment in Glonix Co., Ltd., which we had acquired for LCD manufacturing and sales, for ￦498 million. We conducted money market trust acquisitions and dispositions during the reporting period and had no outstanding amounts in money market trusts as of December 31, 2015.
(2)	In December 2015, we invested CNY52 million in cash for the capital increase of LG Display Yantai Co., Ltd. The investment did not affect our shareholding percentage interest.
(3)	As of December 31, 2015, LG Display U.S.A. Inc. was in the liquidation process, and in December 2015, we divested US$10.7 million from LG Display U.S.A. Inc. The divestment did not affect our shareholding percentage interest.
(4)	In January and August 2015, we invested CNY1,414 million and CNY35 million, respectively, in cash for the capital increase of LG Display (China) Co., Ltd. The investment did not affect our shareholding percentage interest.

(5)	In May 2015, we invested US$103 million to acquire an additional 67% interest in Global OLED Technology LLC in order to strengthen our intellectual property portfolio for our OLED business. Our shareholding percentage interest in such company is 100%.
(6)	In April 2015, we founded LG Display Guangzhou Trading Co. Ltd. in Guangzhou, China for the purpose of sales of TFT-LCD products. Our shareholding percentage interest in such company is 100%.
(7)	In March 2015, we invested ￦360 million in LB Gemini New Growth Fund No. 16, and in April, July and August 2015, we divested ￦2,490 million, ￦2,100 million and ￦2,175 million, respectively. The investment and divestment did not affect our shareholding percentage interest.
(8)	In 2015, Can Yang Investments Limited conducted a rights offering in which we did not participate. As a result, our shareholding percentage interest in such company decreased from 9.4% as of December 31, 2014 to 8.9% as of December 31, 2015.
(9)	In 2015, the number of outstanding shares of YAS Co., Ltd. was increased due to the exercies of stock options. As a result, our shareholding percentage interest in such company decreased from 19.2% as of December 31, 2014 to 18.5% as of December 31, 2015.
(10)	In July 2015, we invested US$26 million to acquire 500,000 common shares and 1,011,280 voting preferred shares of Fuhu, Inc., a producer of tablets and contents for children. As of December 31, 2015, we determined that the recoverability of such investment was uncertain and we recognized an impairment loss of ￦26,791 million, an amount equal to the difference between the carrying amount and the recoverable amount of such investment. Our shareholding percentage interest in such company is 10% and we have the right to appoint one member of such company’s board of directors.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)
Description	2015		2014		2013
Auditor	KPMG Samjong		KPMG Samjong		KPMG Samjong
Activity	Audit by independent auditor		Audit by independent auditor		Audit by independent auditor
Compensation (1)	990 (400	) (2)	910 (326	) (2)	910 (325	) (2)
Time required	17,530		16,380		16,202

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won)
Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.	Overview

In 2015, the display industry faced a persistently difficult business environment due to weak demand and increased supply. However, we increased our profits compared to 2014 by increasing the proportion of differentiated technologies and products, including M+ technology, Ultra HD television panels, IT products utilizing IPS technology, Advanced In-cell Touch technology-based mobile panels and other differentiated display panels. We also strengthened the foundation for our future through our OLED panels business, which are the next generation display products.

With respect to each of our business areas:

•	Television. In this business area, we expanded our offering of Ultra HD television panels with IPS and M+ technologies. Ultra HD television panels accounted for approximately 20% of our sales volume in this business area in 2015 compared to approximately 9% in 2014.

•	IT/Mobile. In this business area, the proportion of Advanced In-cell Touch technology-based panels among monitor panels and notebook panels increased from 69% and 22% in 2014 to 77% and 38% in 2015, respectively. In the case of mobile panels, the proportion of Advanced In-cell Tough technology-based panels among smartphone panels increased from 4% in 2014 to 38% in 2015.

•	OLED. We achieved expansions in this business area by increasing our OLED panel production capacities and launching new products. We increased production of large-sized OLED television panels while solidifying our foundation in the market for small-sized OLED panels by introducing new small- and medium-sized panels for smartphones and wearable devices.

In addition, we continued to increase our activities in new business areas and sales of panels for automotive, signage and industrial applications increased by approximately 31% from 2014 to 2015.

As a result of these accomplishments, we were able to record an annual revenue of ￦28,384 billion and an operating profit of ￦1,626 billion for the year ended 2015.

C.	Financial condition and results of operations

(1)	Results of operations

In 2015, the display industry faced a persistently difficult business environment due to weak demand and increased supply. However, we improved our profitability by increasing the proportion of differentiated products, such as Ultra HD television panels utilizing M+ technology, monitor panels utilizing IPS technology and high-definition mobile panels and other differentiated display panels. In addition, with respect to OLED technology, which is the next generation in display panel technology, we were a step ahead of our competition with our technology and production know-how and were the first to introduce 65-inch and 77-inch Ultra HD OLED television panels to the market. As for small-sized OLED panels, we were also able to introduce smartphone and wearable panels based on our plastic OLED technology and are quickly preparing ourselves for the future markets for OLED panels.

Through our increased sales of differentiated products, our revenue increased by 7% from ￦26,456 billion in 2014 to ￦28,384 billion in 2015. In addition, our operating profit increased by 20% from ￦1,357 billion in 2014 to ￦1,626 billion in 2015, and profit for the year increased by 12% from ￦917 billion in 2014 to ￦1,024 billion in 2015 mainly due to our efforts to increase the proportion of high value added, technologically competitive products in our product mix and decrease costs.

(Unit: In millions of Won)
Description	2015	2014	Changes
Revenue	28,383,884	26,455,529	1,928,355
Cost of sales	(24,069,572)	(22,667,134)	(1,402,438)
Gross profit	4,314,312	3,788,395	525,917
Selling expenses	(878,300)	(746,686)	(131,614)
Administrative expenses	(592,517)	(520,160)	(72,357)
Research and development expenses	(1,217,929)	(1,164,294)	(53,635)
Operating profit	1,625,566	1,357,255	268,311
Finance income	158,829	105,443	53,386
Finance costs	(316,229)	(215,536)	(100,693)
Other non-operating income	1,273,833	1,071,903	201,930
Other non-operating expenses	(1,326,782)	(1,095,071)	(231,711)
Equity income on investment, net	18,765	17,963	802
Profit before income tax	1,433,982	1,241,957	192,025
Income tax expense	410,526	324,553	85,973
Profit for the period	1,023,456	917,404	106,052

(a)	Selected financial ratios

Ratios	Calculation	2015 Ratio	2014 Ratio	Percentage Point Change
Current ratio	(current assets ÷ current liabilities) x 100	144.3%	122.4%	21.9%
Debt to equity ratio	(total liabilities ÷ total equity) x 100	77.7%	94.9%	(17.2)%
Operating margin	(results from operating activities ÷ revenue) x 100	5.7%	5.1%	0.6%
Net margin	(profit for the period ÷ revenue) x 100	3.6%	3.5%	0.1%
Return on assets	(profit for the period ÷ total assets) x 100	4.5%	4.0%	0.5%
Return on equity	(profit for the period ÷ total equity) x 100	8.1%	7.8%	0.3%
Net cash from operating activities to assets ratio	(net cash from operating activities ÷ total assets) x 100	12.1%	12.5%	(0.4)%

Ratios	Calculation	2015 Ratio
Revenue growth	(current year revenue ÷ prior year revenue) x 100 -1	7.3%
Operating profit growth	(current year results from operating activities ÷ prior year results from operating activities) x 100 -1	19.8%
Net profit growth	(current year profit ÷ prior year profit) x 100 -1	11.6%

Total assets growth	(current year end total assets ÷ prior year end total assets) x 100 -1	(1.7	) %

Asset turnover	Revenue ÷ ((total assets at beginning of year + total assets at end of year) ÷ 2)	1.2

(b)	Revenue and cost of sales

Our cost of sales as a percentage of revenue decreased by 0.9 percentage points from 85.7% in 2014 to 84.8% in 2015 primarily due to our continued efforts to reduce costs and increase the proportion of high value added products, which tend to command higher margins, in our product mix.

(Unit: In millions of Won, except percentages)
			Changes
Description	2015	2014	Amount	Percentage
Revenue	28,383,884	26,455,529	1,928,355	7.3%
Cost of sales	24,069,572	22,667,134	1,402,438	6.2%
Gross profit	4,314,312	3,788,395	525,917	13.9%
Cost of sales as a percentage of sales	84.8%	85.7%	(0.9)%	N/A

(c)	Sales by category

Revenue attributable to sales of panels for mobile applications and others as a percentage of total revenue increased by 8.6 percentage points in 2015 compared to 2014 due to an increase in demand for larger high resolution smartphone panels during the same period. Revenue attributable to sales of panels for tablet computers as a percentage of total revenue decreased during the same period due to continued negative sales growth of tablet computers attributable in part to the expanded offering of hybrid personal computer products, such as two-in-one notebook computers.

Categories	2015	2014	Difference
Panels for televisions	38.2%	39.4%	(1.2)%
Panels for desktop monitors	16.0%	17.6%	(1.6)%
Panels for notebook computers	8.8%	10.1%	(1.3)%
Panels for tablet computers	8.9%	13.4%	(4.5)%
Panels for mobile applications and others	28.1%	19.5%	8.6%

(d)	Production capacity

Our annual production capacity increased by 2% in 2015 compared to 2014, in large part due to capacity increases in China in anticipation of the global trend toward increased demand for larger display panels.

(2)	Financial condition

Our current assets increased by ￦291 billion from ￦9,241 billion as of December 31, 2014 to ￦9,532 billion as of December 31, 2015, and our non-current assets decreased by ￦681 billion from ￦13,726 billion as of December 31, 2014 to ￦13,046 billion as of December 31, 2015. Our current liabilities decreased by ￦943 billion from ￦7,550 billion as of December 31, 2014 to ￦6,607 billion as of December 31, 2015, and our non-current liabilities decreased by ￦369 billion from ￦3,634 billion as of December 31, 2014 to ￦3,265 billion as of December 31, 2015. Our total equity increased by ￦922 billion from ￦11,783 billion as of December 31, 2014 to ￦12,705 billion as of December 31, 2015.

	(Unit: In millions of Won)
Description	2015	2014	Changes
Current assets	9,531,634	9,240,629	291,005
Non-current assets	13,045,526	13,726,394	(680,868)

Total assets	22,577,160	22,967,023	(389,863)

Current liabilities	6,606,712	7,549,556	(942,844)
Non-current liabilities	3,265,492	3,634,057	(368,565)

Total liabilities	9,872,204	11,183,613	(1,311,409)

Share capital	1,789,079	1,789,079	—
Share premium	2,251,113	2,251,113	—
Reserves	(5,766)	(63,843)	58,077
Retained earnings	8,158,526	7,455,063	703,463
Non-controlling interest	512,004	351,998	160,006

Total equity	12,704,956	11,783,410	921,546

Total liabilities and equity	22,577,160	22,967,023	(389,863)

Due in part to steady consumption of our inventories in the fourth quarter of 2015 and changes to our product mix in anticipation of weakening demand in the first half of 2016, our inventory decreased by ￦402 billion from ￦2,754 billion as of December 31, 2014 to ￦2,352 billion as of December 31, 2015.

Net trade accounts and notes receivable as of December 31, 2015 was ￦4,098 billion, an increase of ￦653 billion from net trade accounts and notes receivable as of December 31, 2014. Such increase was attributable mainly to a decrease in trade accounts and notes receivable which were sold to financial institutions, but current and outstanding, from approximately ￦1,690 billion (US$1,537 million) as of December 31, 2014 to approximately ￦291 billion (US$248 million) as of December 31, 2015.

The book value of our total tangible assets as of December 31, 2015 was ￦10,546 billion, a decrease of ￦857 billion from the book value of our total tangible assets as of December 31, 2014. The decrease was primarily due to the depreciation of certain of our existing production facilities which outpaced increases resulting from investments in production facilities.

Trade accounts and notes payable as of December 31, 2015 was ￦2,765 billion, a decrease of ￦627 billion from trade accounts and notes payable as of December 31, 2014.

Other accounts payable as of December 31, 2014 was ￦1,500 billion, a decrease of ￦8 billion from other accounts payable as of December 31, 2014.

(3)	Liquidity and capital resources

In 2015, our net cash from operating activities amounted to ￦2,727 billion, our net cash provided by financing activities, including the incurrence of short- and long-term borrowings as well as the issuance of corporate debentures, amounted to ￦175 billion, and our net cash used in investing activities, including the acquisition of tangible assets and our acquisition of investments in equity accounted investees, amounted to ￦2,732 billion.

In 2015, our capital expenditures on a cash out basis was approximately ￦2.4 trillion, which was used primarily to fund the expansion of our OLED and LTPS-based panel production capacities for larger panels, as well as to fund the expansion of GP1 in anticipation of increasing demand from China.

	(Unit: In millions of Won)
Description	2015	2014	Changes
Results from operating activities	1,625,566	1,357,255	268,311
Net cash provided by operating activities	2,726,577	2,864,521	(137,944)
Net cash provided by (used in) financing activities	(174,498)	404,659	(579,157)
Net cash used in investing activities	(2,731,929)	(3,451,279)	719,350
Cash and cash equivalents at December 31,	751,622	889,839	(138,177)

15.	Board of Directors

A.	Members of the board of directors

As of December 31, 2015 our board of directors consisted of two non-outside directors, one non-standing director and three outside directors.

(As of December 31, 2015)
Name	Position	Primary responsibility
Yu Sig Kang (1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han(2)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Joon Park	Outside Director	Related to the overall management
Sung-Sik Hwang(3)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Electronics.
(2)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 13, 2015.
(3)	Sung-Sik Hwang was appointed as an outside director by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.

•	Tae Sik Ahn stepped down as an outside director on January 15, 2015 before the end of his term.

•	Dongil Kwon stepped down as an outside director on September 25, 2015 before the end of his term.

As of the date of this report, our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of the date of this report)
Name	Position	Primary responsibility
Yu Sig Kang (1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Joon Park (2)	Outside Director	Related to the overall management
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han (3)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Electronics.
(2)	Joon Park was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 11, 2016.
(3)	Kun Tai Han was appointed as an outside director at the annual general meeting of shareholders held on March 11, 2016.

B.	Committees of the board of directors

As of December 31, 2015, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of December 31, 2015)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park, Jin Jang, Sung-Sik Hwang(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang(2), Joon Park(2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Sung-Sik Hwang was appointed as a member of the audit committee of the board of directors by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.
(2)	Jin Jang and Joon Park were appointed as members of the outside director nomination committee of the board of directors by the board of directors on January 27, 2015.
•	Tae Sik Ahn stepped down as a member of the audit committee and the outside director nomination committee of the board of directors on January 15, 2015 before the end of his term.

As of the date of this report, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of the date of this report)
Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park(1), Jin Jang, Sung-Sik Hwang
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang, Sung-Sik Hwang(2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Joon Park was reappointed for another term as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 11, 2016
(2)	Sung-Sik Hwang was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 26, 2016.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Following Dongil Kwon’s stepping down from his role as an outside director on September 25, 2015, three out of the six directors that comprised the board as of the end of the reporting period were outside directors. As of the date of this report, our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of December 31, 2015): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of December 31, 2015): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of December 31, 2015:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han(1)	Related Party	13,014	0.0%
Sangdon Kim(1)	Related Party	1,500	0.0%

(1)	As a result of acquisitions of additional shares in March 2016, Sang Beom Han and Sangdon Kim owned 23,014 shares and 2,500 shares of our common stock, respectively, as of the date of this report.

(2)	Shareholders who are known to us to own 5% or more of our shares as of December 31, 2015:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	30,051,473	8.40%
The Capital Group Companies, Inc.	18,211,000	5.09%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2015

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid (4)
Non-outside directors	3	2,611	(3)	870
Outside directors who are not audit committee members	0	57		57
Outside directors who are audit committee members	3	234		78

Total	6	2,902		—

(1)	Number of directors as at December 31, 2015. Dongil Kwon stepped down as an outside director on September 25, 2015 before the end of his term.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the year ended December 31, 2015.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2015

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	2,017	—
Sangdon Kim	Director	594	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han	Total remuneration

	•	￦2,017 million (consisting of ￦1,177 million in salary and ￦840 million in bonus).

Salary

	•	Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

	•	Annual salary is equally divided and paid on a monthly basis.

Bonus

	•	Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

	•	Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

• Financial indicators: For the year ended December 31, 2014, revenue was ￦26,456 billion and operating profit was ￦1,357 billion, which was a 17% improvement compared to the previous year’s operating profit.

• Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products while improving profit margins and market position and Mr. Han showed leadership in leading us.

Sangdon Kim	Total remuneration

	•	￦594 million (consisting of ￦393 million in salary and ￦201 million in bonus).

Salary

	•	Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

	•	Annual salary is equally divided and paid on a monthly basis.

Bonus

	•	Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

	•	Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

• Financial indicators: For the year ended December 31, 2014, revenue was ￦26,456 billion and operating profit was ￦1,357 billion, which was a 17% improvement compared to the previous year’s operating profit.

• Non-financial indictors: As chief financial officer, Mr. Kim actively endeavored to firmly establish a companywide risk management system and optimize our performance management system, while driving advances in our core processes and infrastructure.

(3)	Stock options

Not applicable.

B.	Employees

As of December 31, 2015, we had 32,603 employees (excluding our executive officers). On average, our male employees have served 7.9 years and our female employees have served 6.0 years. The total amount of salary paid to our employees for the year ended December 31, 2015 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ￦1,708,126 million for our male employees and ￦447,674 million for our female employees. The following table provides details of our employees as of December 31, 2015:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2015 (2) (3) (4)	Total salary per capita(5)	Average years of service
Male	23,711	1,708,126	72	7.9
Female	8,892	447,674	50	6.0

Total	32,603	2,155,800	66	7.4

(1)	Includes part-time employees and contract-base professionals.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2015 was ￦364,420 million and the per capita welfare benefit provided was ￦11.2 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,626, female: 8,908) for the year ended December 31, 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position of the Group as of December 31, 2015 and 2014, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015 and 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with K-IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the consolidated financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
February 19, 2016

This report is effective as of February 19, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Assets
Cash and cash equivalents	6, 13	￦	751,662	889,839
Deposits in banks	6, 13		1,772,337	1,526,482
Trade accounts and notes receivable, net	7, 13, 19, 22		4,097,836	3,444,477
Other accounts receivable, net	7, 13		105,815	119,478
Other current financial assets	9, 13		4,904	3,250
Inventories	8		2,351,669	2,754,098
Prepaid income taxes			3,469	6,340
Other current assets	7		443,942	496,665

Total current assets			9,531,634	9,240,629

Deposits in banks	6,13		13	8,427
Investments in equity accounted investees	10		384,755	407,644
Other non-current financial assets	9,13		49,732	33,611
Property, plant and equipment, net	11,23		10,546,020	11,402,866
Intangible assets, net	12,23		838,730	576,670
Deferred tax assets	29		930,629	1,036,507
Other non-current assets	7		295,647	260,669

Total non-current assets			13,045,526	13,726,394

Total assets		￦	22,577,160	22,967,023

Liabilities
Trade accounts and notes payable	13, 22	￦	2,764,694	3,391,635
Current financial liabilities	13, 14		1,416,112	967,909
Other accounts payable	13		1,499,722	1,508,158
Accrued expenses			633,113	740,492
Income tax payable			91,726	227,714
Provisions	18		109,897	193,884
Advances received			51,127	488,379
Other current liabilities	18		40,321	31,385
Total current liabilities			6,606,712	7,549,556

Non-current financial liabilities	13, 14		2,808,204	3,279,477
Non-current provisions	18		11,817	8,014
Defined benefit liabilities, net	17		353,798	324,180
Deferred tax liabilities	29		34,663	245
Other non-current liabilities	18		57,010	22,141

Total non-current liabilities			3,265,492	3,634,057

Total liabilities			9,872,204	11,183,613

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(5,766)	(63,843)
Retained earnings			8,158,526	7,455,063

Total equity attributable to owners of the Controlling Company			12,192,952	11,431,412

Non-controlling interests			512,004	351,998

Total equity			12,704,956	11,783,410

Total liabilities and equity		￦	22,577,160	22,967,023

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share)	Note	2015		2014

Revenue	22, 23, 24	￦	28,383,884	26,455,529
Cost of sales	8, 22		(24,069,572)	(22,667,134)

Gross profit			4,314,312	3,788,395

Selling expenses	16		(878,300)	(746,686)
Administrative expenses	16		(592,517)	(520,160)
Research and development expenses			(1,217,929)	(1,164,294)

Operating profit			1,625,566	1,357,255

Finance income	27		158,829	105,443
Finance costs	27		(316,229)	(215,536)
Other non-operating income	25		1,273,833	1,071,903
Other non-operating expenses	25		(1,326,782)	(1,095,071)
Equity in income of equity accounted investees, net			18,765	17,963

Profit before income tax			1,433,982	1,241,957
Income tax expense	28		(410,526)	(324,553)

Profit for the year			1,023,456	917,404

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17,28		(110,864)	(147,633)
Related income tax	17,28		26,682	35,773

			(84,182)	(111,860)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		13,297	982
Foreign currency translation differences for foreign operations	27,28		50,829	37,739
Share of loss from sale of treasury stocks by associates	28		(325)	(1,360)
Related income tax	28		214	(119)

			64,015	37,242

Other comprehensive loss for the year, net of income tax			(20,167)	(74,618)

Total comprehensive income for the year		￦	1,003,289	842,786

Profit attributable to:
Owners of the Controlling Company			966,553	904,268
Non-controlling interests			56,903	13,136

Profit for the year		￦	1,023,456	917,404

Total comprehensive income attributable to:
Owners of the Controlling Company			940,448	820,239
Non-controlling interests			62,841	22,547

Total comprehensive income for the year		￦	1,003,289	842,786

Earnings per share (In won)
Basic earnings per share	30	￦	2,701	2,527

Diluted earnings per share	30	￦	2,701	2,527

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

	Attributable to owners of the Controlling Company
				Share of loss
				from sale of
	Share		Share	treasury stocks	Fair value	Translation	Retained	Non-controlling	Total
(In millions of won)	capital		premium	by asociates	reserve	reserve	earnings	interests	equity

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	904,268	13,136	917,404

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	796	—	—	—	796
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	28,395	—	9,411	37,806
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(111,860)	—	(111,860)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(1,360)	—	—	—	—	(1,360)

Total other comprehensive income (loss)		—	—	(1,360)	796	28,395	(111,860)	9,411	(74,618)

Total comprehensive income (loss) for the year	￦	—	—	(1,360)	796	28,395	792,408	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	￦	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

Balances at January 1, 2015	￦	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	966,553	56,903	1,023,456

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	13,367	—	—	—	13,367
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	45,035	—	5,938	50,973
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(84,182)	—	(84,182)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(325)	—	—	—	—	(325)

Total other comprehensive income (loss)		—	—	(325)	13,367	45,035	(84,182)	5,938	(20,167)

Total comprehensive income (loss) for the year	￦	—	—	(325)	13,367	45,035	882,371	62,841	1,003,289

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	(5,743)	(184,651)
Capital contribution from non-controlling interests		—	—	—	—	—	—	102,908	102,908

Balances at December 31, 2015	￦	1,789,079	2,251,113	(1,939)	14,735	(18,562)	8,158,526	512,004	12,704,956

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit for the year		￦	1,023,456	917,404
Adjustments for:
Income tax expense	28		410,526	324,553
Depreciation	11, 15		2,969,394	3,222,085
Amortization of intangible assets	12, 15		406,462	270,226
Gain on foreign currency translation			(73,057)	(63,626)
Loss on foreign currency translation			80,084	89,453
Expenses related to defined benefit plans	17, 26		199,033	196,756
Gain on disposal of property, plant and equipment			(18,179)	(8,989)
Loss on disposal of property, plant and equipment			4,037	2,173
Impairment loss on property, plant and equipment			3,027	8,097
Loss on disposal of intangible assets			29	672
Impairment loss on intangible assets			239	492
Reversal of impairment loss on intangible assets			(80)	—
Finance income			(81,572)	(55,655)
Finance costs			222,699	148,129
Equity in income of equity method accounted investees, net	10		(18,765)	(17,963)
Other income			(12,454)	(14,508)
Other expenses			269,995	277,128

			4,361,418	4,379,023

Change in trade accounts and notes receivable			(1,060,718)	(921,433)
Change in other accounts receivable			38,411	(14,195)
Change in other current assets			87,130	(219,599)
Change in inventories			404,862	(823,497)
Change in other non-current assets			(78,859)	(93,987)
Change in trade accounts and notes payable			(670,565)	390,046
Change in other accounts payable			(459,730)	(229,679)
Change in accrued expenses			(66,071)	245,373
Change in other current liabilities			14,015	(18,242)
Change in other non-current liabilities			48,240	18,248
Change in provisions			(143,228)	(187,021)
Change in defined benefit liabilities, net			(279,672)	(339,482)

			(2,166,185)	(2,193,468)

Cash generated from operating activities			3,218,689	3,102,959
Income taxes paid			(414,007)	(110,720)
Interests received			58,860	39,452
Interests paid			(136,965)	(167,170)

Net cash provided by operating activities		￦	2,726,577	2,864,521

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from investing activities:
Dividends received		￦	25,577	1,340
Proceeds from withdrawal of deposits in banks			2,306,672	1,651,176
Increase in deposits in banks			(2,544,114)	(1,884,533)
Acquisition of investments in equity accounted investees			(30,647)	(324)
Proceeds from disposal of investments in equity accounted investees			7,263	8,832
Acquisition of property, plant and equipment			(2,364,988)	(2,982,549)
Proceeds from disposal of property, plant and equipment			447,320	39,647
Acquisition of intangible assets			(294,638)	(353,298)
Proceeds from disposal of intangible assets			1,135	—
Government grants received			5,017	49,424
Proceeds from collection of short-term loans			—	8
Proceeds from settlement of derivatives			(35)	—
Increase in long-term loans			(16,516)	—
Proceeds from disposal of other financial assets			2,263	82
Acquisition of other non-current financial assets			(6,145)	(5,129)
Proceeds from disposal of other non-current financial assets			—	15,500
Net cash inflow from disposal of subsidiaries, net of cash transferred			—	8,545
Acquisition of businesses, net of cash acquired			(270,093)	—

Net cash used in investing activities			(2,731,929)	(3,451,279)

Cash flows from financing activities:
Proceeds from short-term borrowings			—	219,839
Repayments of short-term borrowings			(223,626)	(14,747)
Proceeds from issuance of debentures			298,778	597,563
Proceeds from long-term debt			901,451	846,759
Repayments of long-term debt			(324,570)	(503,618)
Repayments of current portion of long-term debt and debentures			(744,788)	(887,296)
Decrease in non-controlling interests			(5,743)	—
Increase in non-controlling interests			102,908	146,159
Dividends paid			(178,908)	—

Net cash provided by (used in) financing activities			(174,498)	404,659

Net decrease in cash and cash equivalents			(179,850)	(182,099)
Cash and cash equivalents at January 1			889,839	1,021,870
Effect of exchange rate fluctuations on cash held			41,673	50,068

Cash and cash equivalents at December 31		￦	751,662	889,839

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of December 31, 2015, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2015, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2015, there are 29,554,854 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2015

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	411

LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95

LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1

LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116

LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,937

LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4

LG Display Poland Sp. z o.o. (*3)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511

LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	1,655

LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4

LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4

L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116

LG Display Yantai Co., Ltd. (*1)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	1,008

LG Display U.S.A., Inc. (*2)	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture TFT-LCD products	USD	0.2

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2015, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800

LG Display (China) Co., Ltd. (*3)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	8,147

Unified Innovative Technology, LLC	Wilmington, U.S.A	100%	December 31	March 12, 2014	Manage intellectual property	USD	9

LG Display Guangzhou Trading Co., Ltd. (*4)	Guangzhou, China	100%	December 31	April 28, 2015	Sell TFT-LCD Products	CNY	1.2

Global OLED Technology, LLC (*5)	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138

(*1)	In December 2015, the Controlling Company invested in ￦9,426 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.
(*2)	As of December 31, 2015, LG Display U.S.A., Inc. is in the process of voluntary liquidation and the Controlling Company received ￦12,125 million in cash as capital distribution from LG Display U.S.A., Inc.. There was no change in the Controlling Company’s ownership percentage in LG Display U.S.A., Inc..
(*3)	In January 2015, the Controlling Company invested ￦134,619 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January and August 2015, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦118,936 million in cash for the capital increase of LGDCA. In 2015, the Controlling Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%.
(*4)	In April 2015, the Controlling Company established LG Display Guangzhou Trading Co., Ltd. to sell TFT-LCD products. As of December 31, 2015, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to ￦218 million.
(*5)	In May 2015, the Controlling Company acquired 67% ownership in Gloabl OLED Technology LLC from LG Electronics Inc., LG Chem Ltd. and Idemitsu Kosan Co., Ltd. and paid ￦54,025 million, ￦2,990 million and ￦54,025 million, respectively, in cash. As a result, the Controlling Company’s ownership percentage in Global OLED Technology increased from 33% to 100% in 2015 (Note 32).

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2015, Continued

In August 2015, L&T Display Technology (Xiamen) Limited, a subsidiary of the Controlling Company, completed liquidation.

￦531,304 million and ￦430,534 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2015 and 2014.

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2015				2015
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	￦	1,530,639	1,479,935	50,704	11,508,652	3,046
LG Display Japan Co., Ltd.		174,686	154,090	20,596	1,590,675	1,682
LG Display Germany GmbH		511,703	503,726	7,977	2,123,368	2,459
LG Display Taiwan Co., Ltd.		670,674	660,241	10,433	1,995,216	2,483
LG Display Nanjing Co., Ltd.		695,623	64,864	630,759	403,552	41,017
LG Display Shanghai Co., Ltd.		926,503	911,682	14,821	1,518,461	6,791
LG Display Poland Sp. z o.o.		167,491	10,117	157,374	64,228	4,405
LG Display Guangzhou Co., Ltd.		1,908,061	1,134,064	773,997	2,453,655	237,369
LG Display Shenzhen Co., Ltd.		266,804	261,145	5,659	1,829,569	2,897
LG Display Singapore Pte. Ltd.		169,790	169,668	122	1,111,372	1,994
L&T Display Technology (Fujian) Limited		355,249	283,643	71,606	1,280,286	20,010
LG Display Yantai Co., Ltd.		1,441,411	1,091,911	349,500	2,273,020	88,604
LG Display U.S.A., Inc.		333	22	311	235	2,993
Nanumnuri Co., Ltd.		3,199	1,834	1,365	11,360	103
LG Display (China) Co., Ltd.		2,678,341	1,090,259	1,588,082	1,654,680	127,654
Unified Innovative Technology, LLC		8,447	1	8,446	—	(1,225)
LG Display Guangzhou Trading Co., Ltd.		93,246	92,854	392	187,630	170
Global OLED Technology, LLC		89,329	5,753	83,576	4,882	(5,017)

	￦	11,691,529	7,915,809	3,775,720	30,010,841	537,435

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2014				2014
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,867,934	1,823,178	44,756	9,019,130	3,142
LG Display Japan Co., Ltd.		171,716	153,741	17,975	1,608,510	1,675
LG Display Germany GmbH		448,851	443,062	5,789	2,955,383	1,770
LG Display Taiwan Co., Ltd.		399,524	389,753	9,771	2,195,670	2,374
LG Display Nanjing Co., Ltd.		709,192	82,789	626,403	396,246	32,917
LG Display Shanghai Co., Ltd.		553,749	514,407	39,342	2,372,405	5,873
LG Display Poland Sp. z o.o.		199,585	11,308	188,277	76,023	30,293
LG Display Guangzhou Co., Ltd.		1,959,569	1,092,161	867,408	2,277,400	164,663
LG Display Shenzhen Co., Ltd.		306,757	291,645	15,112	2,056,861	1,481
LG Display Singapore Pte. Ltd.		251,422	250,199	1,223	1,209,181	1,947
L&T Display Technology (Xiamen) Limited		6,531	24,617	(18,086)	—	(335)
L&T Display Technology (Fujian) Limited		314,948	251,941	63,007	1,187,511	17,446
LG Display Yantai Co., Ltd.		1,346,589	1,032,278	314,311	1,049,993	76,860
LG Display U.S.A., Inc.		23,191	10,117	13,074	131,622	(3,672)
Nanumnuri Co., Ltd.		2,567	1,305	1,262	9,538	406
LG Display (China) Co., Ltd.		2,208,485	1,123,609	1,084,876	689,102	16,511
Unified Innovative Technology, LLC		9,118	19	9,099	—	(762)

	￦	10,779,728	7,496,129	3,283,599	27,234,575	352,589

1.	Reporting Entity, Continued

(d)	Associates and Joint ventures (Equity Method Investees) as of December 31, 2015

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2015	2014
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	145,731

Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		58,852

TLI Inc. (*2)	Seongnam, South Korea	10%	10%	December 31	October 1998	Manufacture and sell semiconductor parts		5,351

AVACO Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		12,758

New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		48,491

LIG INVENIA Co, Ltd. (LIG ADP Co., Ltd.) (*2)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		1,827

WooRee E&L Co., Ltd.	Ansan, South Korea	21%	21%	December 31	June 2008	Manufacture LED back light unit packages		25,021

LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		24,268

Can Yang Investments Limited (*2)(*4)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		7,384

YAS Co., Ltd. (*2)(*5)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		10,607

1.	Reporting Entity, Continued

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2015	2014
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	￦	24,661

AVATEC Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	August 2000	Process and sell glass for FPDs		19,804

Fuhu, Inc. (*2)(*6)	Los Angenles USA	10%	—	March 31	June 2008	Develop and manufacture tablet for kids		—

							￦	384,755

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG INVENIA Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd., and Fuhu, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In April, July and August 2015, the Controlling Company received ￦2,490 million, ￦2,100 million and ￦2,175 million, respectively, from the Fund as capital distribution and made an additional cash investment of ￦360 million in the Fund in March 2015. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*4)	In 2015, the Controlling Company did not participate in capital contribution for Can Yang Investments Limited. Accordingly, the Controlling Company’s ownership percentage in Can Yang Investments Limited decreased from 9.4% as of December 31, 2014 to 8.9% as of December 31, 2015.
(*5)	In 2015, the number of outstanding common shares of YAS Co., Ltd. was increased due to the execution of its stock option and the Controlling Company’s ownership percentage in YAS Co., Ltd. decreased from 19.2% as of December 31, 2014 to 18.5% as of December 31, 2015.
(*6)	In July 2015, the Controlling Company invested ￦30,287 million and acquired 500,000 shares of common stock and 1,011,280 shares of preferred stock with voting rights in Fuhu, Inc.. In 2015, the Controlling Company recognized an impairment loss of ￦26,791 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Fuhu, Inc.. As of December 31, 2015, the Controlling Company’s ownership percentage in Fuhu, Inc. is 10% and the Controlling Company has the right to appoint a director to the board of directors of the investee.

1.	Reporting Entity, Continued

In December 2015, the Controlling Company disposed of the entire investments in Glonix Co., Ltd., had acquired for manufacturing and selling LCD, for ￦498 million and recognized ￦487 million for the difference between the disposal amount and the carrying amount as finance income.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2016, which will be submitted for approval to the shareholders’ meeting to be held on March 11, 2016.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

3.	Summary of Significant Accounting Policies, Continued

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2015, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q)	New Standards and Amendments Not Yet Adopted

(i) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing the consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(q)	New Standards and Amendments Not Yet Adopted, Continued

(ii) K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing the consolidated financial statements.

Management is currently assessing the potential impact on its consolidated financial statements resulting from the application of new standards.

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iv) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

(v) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2015		December 31, 2014
Total liabilities	￦	9,872,204	11,183,613
Total equity		12,704,956	11,783,410
Cash and deposits in banks (*1)		2,523,999	2,416,321
Borrowings (including bonds)		4,224,231	4,247,386
Total liabilities to equity ratio		78%	95%
Net borrowings to equity ratio (*2)		13%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current assets
Cash and cash equivalents
Demand deposits	￦	751,662	889,839
Deposits in banks
Time deposits	￦	1,701,837	1,453,677
Restricted cash (*)		70,500	72,805

	￦	1,772,337	1,526,482

Non-current assets
Deposits in banks
Restricted cash (*)		13	8,427

	￦	2,524,012	2,424,748

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Trade, net	￦	3,008,123	2,572,880
Due from related parties		1,089,713	871,597

	￦	4,097,836	3,444,477

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Non-trade accounts receivable, net	￦	89,792	101,027
Accrued income		16,023	18,451

	￦	105,815	119,478

Due from related parties included in other accounts receivable, as of December 31, 2015 and 2014 are ￦2,526 million and ￦13,694 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Advance payments	￦	11,465	11,960
Prepaid expenses		59,962	48,858
Value added tax refundable		372,515	435,847

	￦	443,942	496,665

Non-current assets
Long-term prepaid expenses	￦	293,847	257,769
Others		1,800	2,900

	￦	295,647	260,669

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Finished goods	￦	910,844	1,200,592
Work-in-process		720,221	745,614
Raw materials		389,442	426,380
Supplies		331,162	381,512

	￦	2,351,669	2,754,098

For the years ended December 31, 2015 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2015		2014
Inventories recognized as cost of sales	￦	24,069,572	22,667,134
Including: inventory write-downs		363,755	332,699
Including: reversal and usage of inventory write downs		(332,699)	(211,363)

There were no significant reversals of inventory write-downs recognized during 2015 and 2014.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Available-for-sale financial assets	￦	558	2,569
Deposits		1,295	681
Short-term loans		3,051	—

	￦	4,904	3,250

Non-current assets
Available-for-sale financial assets	￦	10,840	6,831
Deposits		20,939	18,291
Long-term other accounts receivable		5,148	7,859
Long-term loans		12,805	—

	￦	49,732	33,611

Other financial assets of related parties as of December 31, 2015 are ￦2,683 million.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Debt securities
Government bonds	￦	558	2,569

Non-current assets
Debt securities
Government bonds	￦	151	668
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Kyulux, Inc.		3,266	—
Henghao Technology Co., Ltd.		3,372	3,372
ARCH Venture Fund Vill, L.P.		1,378	118

		10,689	6,163

	￦	11,398	9,400

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2015		December 31, 2014
Suzhou Raken Technology Co., Ltd.	￦	145,731	138,912
Global OLED Technology LLC		—	28,733
Paju Electric Glass Co., Ltd.		58,852	77,162
TLI Inc. (*)		5,351	5,400
AVACO Co., Ltd. (*)		12,758	11,680
New Optics Ltd.		48,491	41,199
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.) (*)		1,827	2,094
WooRee E&L Co. Ltd (*)		25,021	23,111
LB Gemini New Growth Fund No.16		24,268	14,396
Can Yang Investments Limited		7,384	9,467
YAS Co., Ltd.		10,607	11,019
Narenanotech Corporation		24,661	25,503
AVATEC Co., Ltd.(*)		19,804	18,773
Glonix Co., Ltd.		—	195

	￦	384,755	407,644

(*)	Based on quoted market prices at December 31, 2015, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG INVENIA Co., Ltd., WooRee E&L Co.Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Securities Dealers Automated Quotations, are ￦7,425 million, ￦12,598 million, ￦11,520 million, ￦9,928 million and ￦17,702 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2015 and 2014 amounted to ￦25,577 million and ￦1,058 million, respectively.

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2015 and 2014 of significant joint venture are as follows.

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2015		December 31, 2014
Total assets	￦	540,241	473,486
Current assets		442,130	373,640
Non-current assets		98,111	99,846
Total liabilities		250,318	199,313
Current liabilities		250,318	199,313

(In millions of won)	2015		2014
Revenue	￦	993,298	1,177,261
Profit for the year		10,682	5,452
Other comprehensive income		2,533	4,321
Total comprehensive income		13,215	9,773

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2015		December 31, 2014
Cash and cash equivalents	￦	44,376	18,648

(In millions of won)	2015		2014
Depreciation	￦	7,858	9,611
Amortization		527	531
Interest income		1,010	4,043
Interest expense		17	17
Income tax expense		3,608	2,704

10.	Investments in Equity Accounted Investees, Continued

(c)	Reconciliation from financial information of significant joint ventures to their carrying value in the consolidated financial statements as of December 31, 2015 and 2014 are as follows:

(i) As of December 31, 2015

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	289,923	51%	147,861	(2,130)	145,731
(ii) As of December 31, 2014
(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	274,173	51%	139,828	(916)	138,912

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2015

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income	Total comprehensive income
Individually non-significant joint venture	￦	—	(991)	3,948	2,957
Individually non-significant associates		239,024	14,229	13,329	27,558

(ii) As of December 31, 2014

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Individually non-significant joint venture	￦	28,733	(3,461)	1,032	(2,429)
Individually non-significant associates		239,999	19,224	(10,369)	8,855

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
		2015
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	138,912	—	—	5,527	1,292	—	145,731
Associates	Individually non-significant joint venture		28,733	(31,690)	—	(991)	3,948	—	—
	Individually non-significant associates		239,999	23,835	(25,577)	14,229	13,329	(26,791)	239,024

		￦	407,644	(7,855)	(25,577)	18,765	18,569	(26,791)	384,755

(In millions of won)
		2014
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	134,508	—	—	2,200	2,204	—	138,912
Associates	Individually non-significant joint venture		31,162	—	—	(3,461)	1,032	—	28,733
	Individually non-significant associates		240,866	(8,664)	(1,058)	19,224	(10,369)	—	239,999

		￦	406,536	(8,664)	(1,058)	17,963	(7,133)	—	407,644

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	￦	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250
Accumulated depreciation as of January 1, 2015		—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)
Accumulated impairment loss as of January 1, 2015		—	—	(8,167)	(1)	—	(13)	(8,181)

Book value as of January 1, 2015	￦	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866
Additions		—	—	—	—	2,561,108	—	2,561,108
Business combinations (*2)		—	—	24,466	490	—	2,054	27,010
Depreciation		—	(278,225)	(2,618,820)	(56,353)	—	(15,996)	(2,969,394)
Impairment loss		—	—	(3,027)	—	—	—	(3,027)
Disposals		(2,092)	(5,651)	(437,515)	(913)	—	(9,992)	(456,163)
Others (*3)		30,210	48,824	2,232,756	79,910	(2,415,227)	23,527	—
Effect of movements in exchange rates		68	986	(11,673)	(688)	316	(372)	(11,363)
Government grants received		—	—	(5,017)	—	—	—	(5,017)

Book value as of December 31, 2015	￦	462,787	3,880,433	4,750,504	131,563	1,268,946	51,787	10,546,020

Acquisition cost as of December 31, 2015	￦	462,787	5,998,384	36,450,747	794,894	1,268,946	216,044	45,191,802

Accumulated depreciation as of December 31, 2015	￦	—	(2,117,951)	(31.694.483)	(663,331)	—	(164,257)	(34,640,022)

Accumulated impairment loss as of December 31, 2015	￦	—	—	(5,760)	—	—	—	(5,760)

(*1)	As of December 31, 2015, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED Lighting business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*3)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533
Accumulated depreciation as of January 1, 2014		—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)
Accumulated impairment loss as of January 1, 2014		—	—	(839)	(1)	—	(13)	(853)

Book value as of January 1, 2014	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334
Additions		—	—	—	—	2,868,331	—	2,868,331
Depreciation		—	(269,049)	(2,878,246)	(55,090)	—	(19,700)	(3,222,085)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,507)	(14,786)	(124)	(4,414)	(222)	(32,831)
Change due to disposal of a subsidiary		—	—	(3,280)	(2,453)	—	(782)	(6,515)
Others (*2)		4	336,522	4,052,158	66,809	(4,477,903)	22,410	—
Effect of movements in exchange rates		—	5,814	47,454	317	(8,852)	420	45,153
Government grants received		—	—	(49,424)	—	—	—	(49,424)

Book value as of December 31, 2014	￦	434,601	4,114,499	5,569,334	109,117	1,122,749	52,566	11,402,866

Acquisition cost as of December 31, 2014	￦	434,601	5,952,542	35,359,577	833,458	1,122,749	236,323	43,939,250

Accumulated depreciation as of December 31, 2014	￦	—	(1,838,043)	(29,782,076)	(724,340)	—	(183,744)	(32,528,203)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(8,167)	(1)	—	(13)	(8,181)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Capitalized borrowing costs	￦	13,696	35,771
Capitalization rate		3.73%	4.23%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*3)	Total
Acquisition cost as of January 1, 2015	￦	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925
Accumulated amortization as of January 1, 2015		(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	￦	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670
Additions - internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions - external purchases		28,504	—	1,930	—	73,098	—	—	—	—	103,532
Business combinations (*1)		197,454	144	—	—	—	35,165	—	88,932	—	321,695
Amortization (*2)		(30,780)	(77,359)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(406,462)
Disposals		—	(11)	(1,153)	—	—	—	—	—	—	(1,164)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	75,401	—	—	(75,401)	—	—	—	—	—
Effect of movements in exchange rates		4,333	12,161	85	—	42	—	—	930	—	17,551

Book value as of December 31, 2015	￦	300,938	157,632	41,219	187,230	2,986	39,445	4,799	104,455	26	838,730

Acquisition cost as of December 31, 2015	￦	817,359	698,844	51,092	1,111,503	2,986	59,176	11,074	104,455	13,089	2,869,578

Accumulated amortization as of December 31, 2015	￦	(516,421)	(541,212)	—	(924,273)	—	(19,731)	(6,275)	—	(13,063)	(2,020,975)

Accumulated impairment loss as of December 31, 2015	￦	—	—	(9,873)	—	—	—	—	—	—	(9,873)

12.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to OLED Lighting business and Global OLED Technology LLC as the Controlling Company acquired OLED Lighting business from LG Chem Ltd. and made additional investment in Global OLED Technology and its control was transferred.
(*2)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*3)	Others mainly consist of rights to use of electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2014	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243
Accumulated amortization as of January 1, 2014		(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)
Accumulated impairment loss as of January 1, 2014		—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185
Additions - internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions - external purchases		26,160	—	—	—	84,797	—	—	—	—	110,957
Amortization (*1)		(17,754)	(70,802)	—	(176,700)	—	(3,428)	(1,106)	—	(436)	(270,226)
Disposals		(672)	—	—	—	—	—	—	—	—	(672)
Change due to disposal of a subsidiary		—	(514)	—	—	—	—	—	—	—	(514)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	90,274	—	—	(90,274)	—	—	—	—	—
Effect of movements in exchange rates		—	2,331	—	—	20	—	—	—	—	2,351

Book value as of December 31, 2014	￦	101,427	147,296	40,516	253,624	5,247	7,992	5,903	14,593	72	576,670

Acquisition cost as of December 31, 2014	￦	587,068	611,149	50,258	884,436	5,247	24,011	11,074	14,593	13,089	2,200,925

Accumulated amortization as of December 31, 2014	￦	(485,641)	(463,853)	—	(630,812)	—	(16,019)	(5,171)	—	(13,017)	(1,614,513)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Cash and cash equivalents	￦	751,662	889,839
Deposits in banks		1,772,350	1,534,909
Trade accounts and notes receivable, net		4,097,836	3,444,477
Other accounts receivable, net		105,815	119,478
Available-for-sale financial assets		709	3,237
Loans		15,856	—
Deposits		22,234	19,602
Other non-current financial assets		5,148	7,859

	￦	6,771,610	6,019,401

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Domestic	￦	425,635	406,163
Euro-zone countries		382,326	309,296
Japan		156,746	135,972
United States		1,211,518	1,300,700
China		961,425	746,111
Taiwan		654,257	378,272
Others		305,929	167,963

	￦	4,097,836	3,444,477

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date is as follows:

(In millions of won)
	December 31, 2015			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss

Not past due	￦	4,076,022	(1,338)	3,412,933	(762)
Past due 1-15 days		6,555	(3)	26,220	(30)
Past due 16-30 days		201	—	4,130	(13)
Past due 31-60 days		—	—	1,830	(18)
Past due more than 60 days		16,565	(166)	189	(2)

	￦	4,099,343	(1,507)	3,445,302	(825)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)
	2015		2014

Balance at the beginning of the year	￦	825	330
Bad debt expense		682	495

Balance at the end of the year	￦	1,507	825

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	698,192	770,750	13,037	14,234	114,611	628,868	—
Unsecured bank loans		1,239,914	1,277,900	185,835	244,525	287,240	560,240	60
Unsecured bond issues		2,286,125	2,425,220	445,222	622,472	404,477	869,763	83,286
Trade accounts and notes payable		2,764,694	2,764,694	2,764,694	—	—	—	—
Other accounts payable		1,499,722	1,500,007	1,497,347	2,660	—	—	—
Other non-current liabilities		8,401	9,327	—	—	5,337	3,990	—
Derivative financial liabilities
Interest rate swap not qualified for hedging		85	83	5	97	89	(108)	—

	￦	8,497,133	8,747,981	4,906,140	883,988	811,754	2,062,753	83,346

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	578	1,005	866	12	—	45
Deposits in banks	—	—	1,200	—	—	—
Trade accounts and notes receivable	2,935	12	1,465	—	—	—
Other accounts receivable	20	2	101	13	—	—
Long-term other accounts receivable	4	—	—	—	—	—
Other assets denominated in foreign currencies	1	254	27	6	—	—
Trade accounts and notes payable	(1,207)	(17,016)	(1,267)	—	—	—
Other accounts payable	(541)	(13,821)	(1,352)	(7)	(2)	(11)
Debt	(1,185)	—	(1,964)	—	—	—

Net exposure	605	(29,564)	(924)	24	(2)	34

(In millions)	December 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL
Cash and cash equivalents	507	1,221	1,565	146	1	79	—
Trade accounts and notes receivable	2,737	682	962	—	—	—	—
Other accounts receivable	13	—	205	1	21	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	18	7	—	—	—
Trade accounts and notes payable	(1,750)	(21,468)	(1,233)	—	—	—	—
Other accounts payable	(268)	(6,056)	(1,522)	(128)	(20)	(11)	(34)
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,508)	—	—	—	—	—	—

Net exposure	(262)	(25,366)	(6)	26	2	68	(34)

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2015		2014	December 31, 2015		December 31, 2014
USD	￦	1,131.30	1,052.70	￦	1,172.00	1,099.20
JPY		9.35	9.96		9.72	9.20
CNY		179.47	170.83		178.48	176.81
TWD		35.64	34.73		35.51	34.69
EUR		1,256.17	1,398.37		1,280.53	1,336.52
PLN		300.22	334.20		300.79	312.49
BRL		344.70	448.16		295.90	413.62

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2015 and 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2015		December 31, 2014
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦ 24,838	33,152	(15,674)	3,829
JPY (5 percent weakening)	(11,340)	(9,486)	(9,701)	(6,169)
CNY (5 percent weakening)	(8,582)	1,069	197	(757)
TWD (5 percent weakening)	42	—	46	—
EUR (5 percent weakening)	(214)	270	(360)	1,511
PLN (5 percent weakening)	575	(208)	981	242
BRL (5 percent weakening)	—	—	(533)	(533)

A stronger won against the above currencies as of December 31, 2015 and 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Fixed rate instruments
Financial assets	￦	2,524,708	2,427,972
Financial liabilities		(2,289,336)	(2,822,170)

	￦	235,372	(394,198)

Variable rate instruments
Financial liabilities	￦	(1,934,895)	(1,425,216)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2015 and 2014 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2015
Variable rate instruments	￦	(14,667)	14,667	(14,667)	14,667
December 31, 2014
Variable rate instruments	￦	(10,803)	10,803	(10,803)	10,803

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2015				December 31, 2014
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	709	709		3,237	3,237
Assets carried at amortized cost
Cash and cash equivalents	￦	751,662		(*)	889,839		(*)
Deposits in banks		1,772,350		(*)	1,534,909		(*)
Trade accounts and notes receivable		4,097,836		(*)	3,444,477		(*)
Other accounts receivable		105,815		(*)	119,478		(*)
Deposits		22,234		(*)	19,602		(*)
Loans		15,856		(*)	—		(*)
Other non-current financial assets		5,148		(*)	7,859		(*)
Liabilities carried at fair value
Derivative instruments	￦	85	85		—	—
Liabilities carried at amortized cost
Secured bank loans	￦	698,192	698,192		649,140	649,140
Unsecured bank loans		1,239,914	1,239,969		1,003,563	1,003,590
Unsecured bond issues		2,286,125	2,337,835		2,594,683	2,667,092
Trade accounts and notes payable		2,764,694		(*)	3,391,635		(*)
Other accounts payable		1,499,722	1,499,963		1,494,095	1,493,869
Other non-current liabilities		8,402	9,005		12,924	13,376

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
ARCH Venture Fund Vill, L.P.		1,378	118
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux, Inc.		3,266	—

	￦	10,689	6,163

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	￦	709	—	—	709
Liabilities
Derivative instruments	￦	—	—	85	85

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	￦	3,237	—	—	3,237

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	￦	—	—	698,192	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,239,969	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,499,963	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	9,005	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	￦	—	—	649,140	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,003,590	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,493,869	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,376	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2015	December 31, 2014

Debentures, loans and others	1.75~2.48%	2.23~2.60%

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current
Short-term borrowings	￦	—	223,626
Current portion of long-term debt		1,416,112	744,283

	￦	1,416,112	967,909

Non-current
Won denominated borrowings	￦	202,992	4,452
Foreign currency denominated borrowings		1,323,454	1,289,837
Bonds		1,281,673	1,985,188
Derivative instruments		85	—

	￦	2,808,204	3,279,477

(b)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014

Korea Development Bank and others (*)	—	￦	—		219,839
Industrial and Commercial Bank of China and others	—		—		3,787

Foreign currency equivalent			—	USD	203

(*)	The Group recognized ￦3,083 million as interest expense in relation to the above short-term borrowings for the year ended December 31, 2015.

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate - 1.25, 2.75	￦	4,452	7,336
Shinhan Bank	CD rate (91days) + 0.3		200,000	—
Less current portion of long-term debt			(1,460)	(2,884)

		￦	202,992	4,452

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2015 (%)(*)	December 31, 2015		December 31, 2014
China Construction Bank and others	USD: 3ML+0.90~2.80 CNY: 4.28	￦	1,733,654		1,421,741

Foreign currency equivalent		USD	1,185	USD	1,305
		CNY	1,964		—
Less current portion of long-term debt		￦	(410,200)		(131,904)

		￦	1,323,454		1,289,837

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014
Won denominated bonds (*)
Publicly issued bonds	February 2016~ May 2022	2.12~4.95	￦	2,290,000	2,600,000
Less discount on bonds				(3,875)	(5,317)
Less current portion				(1,004,452)	(609,495)

			￦	1,281,673	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Changes in inventories	￦	402,429	(820,857)
Purchases of raw materials, merchandise and others		14,705,757	14,384,289
Depreciation and amortization		3,375,856	3,492,311
Outsourcing fees		1,011,084	1,084,460
Labor costs		3,104,043	2,924,573
Supplies and others		1,062,820	1,021,469
Utility		836,600	785,129
Fees and commissions		580,235	498,192
Shipping costs		231,830	245,217
Advertising		265,755	106,509
Warranty expenses		146,829	187,771
Travel		71,457	74,968
Taxes and dues		76,640	70,523
Others		1,036,131	1,176,098

(*)	￦	26,907,466	25,230,652

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Salaries	￦	268,182	256,869
Expenses related to defined benefit plans		26,967	27,618
Other employee benefits		88,191	68,826
Shipping costs		199,774	199,853
Fees and commissions		191,106	182,548
Depreciation		118,719	90,180
Taxes and dues		30,958	25,370
Advertising		265,755	106,509
Warranty expenses		146,829	187,771
Rent		24,184	22,048
Insurance		10,826	11,518
Travel		24,411	23,772
Training		15,515	12,572
Others		59,400	51,392

	￦	1,470,817	1,266,846

17.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

The defined benefit plans expose the Group actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Present value of partially funded defined benefit obligations	￦	1,381,648	1,114,689
Fair value of plan assets		(1,027,850)	(790,509)

	￦	353,798	324,180

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Opening defined benefit obligations	￦	1,114,689	807,738
Current service cost		187,768	159,239
Past service cost		—	21,990
Interest cost		38,776	34,596
Remeasurements (before tax)		104,817	144,100
Benefit payments		(66,755)	(54,555)
Transfers from related parties		2,353	1,584
Disposal of a subsidiary		—	(3)

Closing defined benefit obligations	￦	1,381,648	1,114,689

Weighted average remaining maturity of defined benefit obligations as of December 31, 2015 and 2014 are 14.5 years and 13.7 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Opening fair value of plan assets	￦	790,509	488,651
Expected return on plan assets		27,511	19,069
Remeasurements (before tax)		(5,440)	(3,722)
Contributions by employer directly to plan assets		270,000	330,000
Benefit payments		(54,809)	(43,489)
Transfers from related parties		79	—

Closing fair value of plan assets	￦	1,027,850	790,509

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Guaranteed deposits in banks	￦	1,027,850	790,509

As of December 31, 2015, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2016 is ￦235,000 million under the assumption that the Controlling Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Controlling Company would leave the Controlling Company on December 31, 2016.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Current service cost	￦	187,768	159,239
Past service cost		—	21,990
Net interest cost		11,265	15,527

	￦	199,033	196,756

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2015		2014
Cost of sales	￦	159,348	157,324
Selling expenses		11,567	11,872
Administrative expenses		14,809	15,252
Research and development expenses		13,309	12,308

	￦	199,033	196,756

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015	2014
Balance at January 1	￦ (197,720)	(85,860)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment	15,567	(24,399)
Demographic assumptions	(22,267)	7,016
Financial assumptions	(98,117)	(126,717)
Return on plan assets	(5,440)	(3,722)
Share of associates regarding remeasurements	(607)	189

	(110,864)	(147,633)

Income tax	26,682	35,773

Balance at December 31	￦ (281,902)	(197,720)

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2015	December 31, 2014

Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	2.9%	3.5%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2015	December 31, 2014
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.01%
Fifties	Males	0.05%	0.06%
	Females	0.02%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2015 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(174,511)	212,842
Expected rate of salary increase		206,384	(173,120)

18.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2015 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2015	￦	148,303	51,964	1,631	201,898
Additions		110,181	146,829	3,248	260,258
Usage and reclassification		(197,239)	(142,364)	(839)	(340,442)

Balance at December 31, 2015	￦	61,245	56,429	4,040	121,714

Current	￦	61,245	47,860	792	109,897
Non-current	￦	—	8,569	3,248	11,817

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014

Current liabilities
Withholdings	￦	30,477	18,991
Unearned revenues		9,844	12,394

	￦	40,321	31,385

Non-current liabilities
Long-term accrued expenses	￦	48,609	594
Long-term other accounts payable		8,401	12,924
Long-term unearned revenues		—	8,623

	￦	57,010	22,141

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,183 million (￦2,558,476 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2015, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Amount	KRW equivalent
Controlling Company Subsidiaries	Shinhan Bank	KRW 100,000	100,000	—	—
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	351,600	USD 115	134,615
LG Display Taiwan Co., Ltd.	BNP Paribas	USD 105	123,060	—	—
	Hongkong & Shanghai Banking Corp.	USD 150	175,800	—	—
	Sumitomo Mitsui Banking Corporation	USD 200	234,400	—	—
LG Display Shanghai Co., Ltd.	BNP Paribas	USD 125	146,500	—	—
LG Display Germany GmbH	Citibank	USD 160	187,520	—	—
	BNP Paribas	USD 107	125,404	—	—
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD 800	937,600	USD 133	155,929
	Sumitomo Mitsui Banking Corporation	USD 250	293,000	—	—
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	105,480	—	—

		USD 2,287	2,680,364	USD 248	290,544

		USD 2,287		USD 248
		KRW 100,000	2,780,364	—	290,544

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

19.	Commitments, Continued

Letters of credit

As of December 31, 2015, the Controlling Company has agreements with KEB Hana Bank in relation to the opening of letters of credit up to USD 45 million (￦52,740 million), USD 15 million (￦17,580 million) with China Construction Bank, USD 80 million (￦93,760 million) with Bank of China and USD 50 million (￦58,600 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 200 million (￦234,400 million) from Korea Exchange Bank for borrowings, USD 8.5 million (￦9,962 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (￦87,900 million) from Westchester Fire Insurance Company for ongoing legal proceeding.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (￦6,804 million), CNY 3,878 million (￦692,145 million), TWD 14 million (￦497 million), EUR 2.5 million (￦3,201 million) and PLN 0.2 million (￦60 million), respectively, for their local tax payments.

19.	Commitments, Continued

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 35 million (￦41,020 million) and JPY 8,000 million (￦77,761 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2015, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (￦347,693 million) and CNY 1,964 million (￦350,499 million) from China Construction Bank, as of December 31, 2015, the Group provided its property, plant and equipment and others with carrying amount of ￦1,495,983 million as pledged assets.

20.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case. The Controlling Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

20.	Legal proceedings, Continued

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of December 31, 2015, the Controlling Company is currently defending against Costco Wholesale Corp.. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Controlling Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Controlling Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Controlling Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2015 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to December 31, 2015.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

The dividends of ￦178,908 million (￦500 won per share) are determined by the board of directors in 2016 but have not been paid yet. There are no income tax consequences.

22.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2015 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group for the years ended December 31, 2015 and 2014 are as follows:

Classification	December 31, 2015	December 31, 2014
Subsidiaries of associates	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd. New Optics USA, Inc.	ADP System Co., Ltd. Shinbo Electric Co., Ltd. AVATEC Electronics Yantai Co., Ltd. -

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

-

-

-

LG Innotek USA, Inc.

LG Electronics Wroclaw Sp. z o.o.

-

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

Hi Business Logistics Co., Ltd.

Hiplaza Co., Ltd.

Hi Entech Co., Ltd.

LG Hitachi Water Solutions Co., Ltd.

LG Innotek Co., Ltd.

Hanuri Co., Ltd.

Qingdao LG Inspur Digital Communication Co., Ltd.

LG Innotek Poland Sp. z o.o.

LG Innotek (Guangzhou) Co., Ltd.

LG Innotek Huizhou Co., Ltd

LG Innotek USA, Inc.

LG Electronics Wroclaw Sp. z o.o.

LG Electronics Vietnam Co., Ltd.

LG Electronics Reynosa, S.A. DE C.V.

LG Electronics Thailand Co., Ltd.

22.	Related Parties, Continued

Classification	December 31, 2015	December 31, 2014

LG Electronics Taiwan Taipei Co., Ltd.

LG Electronics Shenyang Inc.

LG Electronics RUS, LLC

LG Electronics Nanjing Display Co., Ltd.

LG Electronics Mlawa Sp. z o.o.

LG Electronics Mexicali, S.A. DE C.V.

LG Electronics India Pvt. Ltd.

LG Electronics do Brasil Ltda.

LG Electronics Air-Conditioning (Shandong) Co., Ltd.

LG Electronics Kazakhstan

LG Electronics S.A. (Pty) Ltd

LG Electronics (Kunshan) Computer Co., Ltd.

-

-

-

LG Electronics Singapore Pte. Ltd.

Inspur LG Digital Mobile Communications Co., Ltd.

Hi Logistics Europe B.V.

Hi Logistics (China) Co., Ltd.

-

LG Electronics Japan, Inc.

LG Electronics U.S.A., Inc.

LG Electronics Vietnam Haiphong Co., Ltd.

P.T. LG Electronics Indonesia

Hientech (Tianjin) Co., Ltd.

Hi M Solutek

LG Electronics Deutschland GmbH

LG Electronics Taiwan Taipei Co., Ltd.

LG Electronics Shenyang Inc.

LG Electronics RUS, LLC

LG Electronics Nanjing Display Co., Ltd.

LG Electronics Mlawa Sp. z o.o.

LG Electronics Mexicali, S.A. DE C.V.

LG Electronics India Pvt. Ltd.

LG Electronics do Brasil Ltda.

LG Electronics Air-Conditioning (Shandong) Co., Ltd.

-

-

LG Electronics (Kunshan) Computer Co., Ltd. LG Electronics (Hangzhou) Co., Ltd.

LG Electronics Polska Sp. z o.o.

LG Electronics Philippines Inc.

LG Electronics Singapore Pte. Ltd.

Inspur LG Digital Mobile Communications Co., Ltd.

Hi Logistics Europe B.V.

Hi Logistics (China) Co., Ltd.

LG Electronics Alabama Inc.

LG Electronics Japan, Inc.

LG Electronics U.S.A., Inc.

LG Electronics Vietnam Haiphong Co., Ltd. P.T. LG Electronics Indonesia

Hientech (Tianjin) Co., Ltd.

Hi M Solutek

-

22.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Short-term benefits	￦	2,940	2,607
Expenses related to the defined benefit plan		378	355

	￦	3,318	2,962

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	143,125	—	—	—	—	361

22.	Related Parties, Continued

(In millions of won)	2015
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	￦	92	—	47,404	—	5,880	441
New Optics USA, Inc.		—	—	—	—	29,475	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		9	—	49	42,007	—	122
TLI Inc.		—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	82,797	—	6,223
AVATEC Co., Ltd.		—	530	278	—	52,097	1,599
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	761
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
Shibo Electric Co., Ltd.		284,255	—	473,484	—	97,736	83
Narenanotech Corporation		3	—	634	20,515	—	643
Glonix Co., Ltd.		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,465	2,853	—	629
YAS Co., Ltd.		9	—	810	20,324	—	974
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—

	￦	284,376	25,577	1,041,577	168,496	185,188	15,403

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,694,039	—	39,791	255,046	—	133,536

22.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics Nanjing Display Co., Ltd.		182,302	—	—	—	—	2,200
LG Electronics RUS, LLC		198,897	—	—	—	—	420
LG Electronics do Brasil Ltda.		298,679	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	44,691
Qingdao LG Inspur Digital Communication Co., Ltd.		271,405	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		286,420	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		160,842	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		448,468	—	—	—	—	1,371
LG Electronics Shenyang Inc.		109,844	—	—	—	—	4
LG Electronics Taiwan Taipei Co., Ltd.		13,050	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		523,623	—	—	—	—	298
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	5,664
LG Electronics Reynosa, S.A. DE C.V.		1,020,471	—	—	—	—	9

22.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi Entech Co., Ltd.	￦	—	—	—	—	—	24,963
Hi Business Logistics Co., Ltd.		34	—	—	—	—	24,832
Hi Logistics (China) Co., Ltd.		—	—	—	—	—	7,183
Hientech (Tianjin) Co., Ltd.		—	—	—	—	—	19,149
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
Others		12	—	2	—	—	8,567

	￦	3,799,237	—	299,035	40,436	—	141,028

	￦	5,920,777	25,577	1,380,403	463,978	185,188	290,328

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	￦	190,780	—	—	—	101,830	2,045

Associates and their subsidiaries
New Optics Ltd.	￦	579	—	56,412	—	11,057	2,015
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	202,915	—	3,754
AVATEC Co., Ltd.		—	265	143	—	92,353	360
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	4,951
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
Shibo Electric Co., Ltd.		103,091	—	686,100	—	106,311	55
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	4,418	—	497
YAS Co., Ltd.		—	—	734	21,614	—	460

	￦	103,711	1,058	1,445,697	254,467	209,721	20,382

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	2,157,472	—	60,002	267,212	—	73,255

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		342,474	—	—	—	—	1,719
LG Electronics RUS, LLC		530,121	—	—	—	—	—
LG Electronics do Brasil Ltda.		363,092	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	13,082
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,993	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		188,993	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		114,458	—	—	—	—	—

22.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mexicali, S.A. DE C.V.	￦	193,246	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		571,252	—	—	—	—	—
LG Electronics Shenyang Inc.		175,424	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		28,177	—	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		960,523	—	—	—	—	1,065
LG Electronics Wroclaw Sp. z o.o.		719,543	—	—	—	—	62
Others		50	—	810	—	—	67,149

	￦	4,447,802	—	510,162	29,993	—	83,581

	￦	6,899,765	1,058	2,015,861	551,672	311,551	179,263

22.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	14,657	27,750	182	—
Global OLED Technology LLC (*)		—	—	—	505

	￦	14,657	27,750	182	505

Associates and their subsidiaries
New Optics Ltd.	￦	—	440	8,584	14,785
New Optics USA, Inc.		—	—	5,313	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		956	—	6,349	2,471
TLI Inc.		—	—	15,232	14,086
AVACO Co., Ltd.		—	—	20,064	14,236
AVATEC Co., Ltd.		—	—	5,493	10,645
AVATEC Electronics Yantai Co., Ltd.		—	—	—	247
Paju Electric Glass Co., Ltd.		—	—	68,066	82,792
Shinbo Electric Co., Ltd.		73,549	58,207	71,231	113,660
Narenanotech Corporation		283	—	2,242	1,532
Glonix Co., Ltd.		—	—	—	1,752
ADP System Co., Ltd.		—	—	615	1,941
YAS Co., Ltd.		956	—	5,248	7,300

	￦	75,744	58,647	208,437	265,447

22.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	407,498	385,403	118,073	114,291

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	12,736	13,825	—	—
LG Electronics do Brasil Ltda.		5,835	12,011	—	97
LG Electronics Thailand Co., Ltd.		—	17,792	—	—
LG Electronics RUS, LLC		43,342	71,912	—	—
LG Innotek Co., Ltd.		311	4	76,240	88,661
Qingdao LG Inspur Digital Communication Co., Ltd.		30,038	68,754	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		107,450	44,872	—	—
LG Electronics Mexicali, S.A. DE C.V.		14,626	5,389	—	—
LG Electronics Mlawa Sp. z o.o.		69,879	68,397	—	—
LG Electronics Nanjing Display Co., Ltd.		25,195	23,342	87	575
LG Electronics Shenyang Inc.		14,149	15,659	—	—
LG Electronics Taiwan Taipei Co., Ltd.		847	5,394	—	—
LG Electronics Reynosa, S.A. DE C.V.		120,940	34,668	—	94
LG Electronics Wroclaw Sp. z o.o.		126,898	13,742	4	14
LG Electronics Vietnam Haiphong Co., Ltd.		20,296	13,491	—	—

22.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
LG Electronics (Kunshan) Computer Co., Ltd		—	3,776	—	—
LG Hitachi Water Solutions Co., Ltd.		—	—	13,811	7,079
HiEntech Co., Ltd.		—	—	3,695	5,954
Others		4,481	463	3,695	5,526

	￦	597,023	413,491	97,532	108,000

	￦	1,094,922	885,291	424,224	488,243

(*)	The Controlling Company acquired additional ownership in Global OLED Technology and classified it as subsidiaries as of December 31, 2015.

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the year ended December 31, 2015 are as follows:

(In millions of won)
Associates	Loans (*)
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	￦	1,000
Narenanotech Corporation		300
YAS Co., Ltd.		1,000

	￦	2,300

(*)	Loans are presented based on nominal prices.

23.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2015 and 2014.

(a)	Revenue by geography

(In millions of won)
Region	2015		2014
Domestic	￦	2,217,516	2,608,344
Foreign
China		19,375,401	15,773,847
Asia (excluding China)		2,605,753	3,050,652
United States		1,981,021	2,025,978
Europe (excluding Poland)		1,064,122	1,527,003
Poland		1,140,071	1,469,705

	￦	26,166,368	23,847,185

	￦	28,383,884	26,455,529

Sales to Company A and Company B constituted 35% and 24% of total revenue, respectively, for the year ended December 31, 2015 (2014: 28% and 27%). The Group’s top ten end-brand customers together accounted for 82% of sales for the year ended December 31, 2015 (2014: 79%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2015
	Property, plant and equipment		Intangible assets
Domestic	￦	7,719,079	607,402
Foreign
China		2,728,047	19,946
Others		98,894	211,382

	￦	2,826,941	231,328

	￦	10,546,020	838,730

(In millions of won)
Region	December 31, 2014
	Property, plant and equipment		Intangible assets
Domestic	￦	8,699,862	548,086
Foreign
China		2,588,511	20,954
Others		114,493	7,630

	￦	2,703,004	28,584

	￦	11,402,866	576,670

23.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2015		2014
Panels for:
Televisions	￦	10,853,598	10,539,917
Desktop monitors		4,553,138	4,660,151
Tablet products		2,509,911	3,541,607
Notebook computers		2,508,878	2,668,806
Mobile and others		7,958,359	5,045,048

	￦	28,383,884	26,455,529

From 2015, the Controlling Company has presented panel for OLED Television as panel for Televisions instead of others. The amounts for the year ended December 31, 2014 have been re-presented to conform to 2015’s presentation.

24.	Revenue

Details of revenue for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Sales of goods	￦	28,344,700	26,415,748
Royalties		18,674	14,582
Others		20,510	25,199

	￦	28,383,884	26,455,529

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Rental income	￦	4,858	6,549
Foreign currency gain		1,221,066	988,366
Gain on disposal of property, plant and equipment		18,179	8,989
Reversal of impairment loss on intangible assets		80	—
Reversal of allowance for doubtful accounts for other receivables		252	—
Commission earned		1,834	2,486
Others (*)		27,564	65,513

	￦	1,273,833	1,071,903

(*)	A gain amounting to ￦34,804 million as a result of the Controlling Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other non-operating expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Other bad debt expense	￦	—	531
Foreign currency loss		1,177,634	962,693
Loss on disposal of property, plant and equipment		4,037	2,173
Impairment loss on property, plant, and equipment		3,027	8,097
Loss on disposal of intangible assets		29	672
Impairment loss on intangible assets		239	492
Donations		14,114	11,901
Expenses related to legal proceedings or claims and others		127,702	108,512

	￦	1,326,782	1,095,071

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Salaries and wages	￦	2,487,767	2,351,306
Other employee benefits		450,651	408,073
Contributions to National Pension plan		66,191	64,078
Expenses related to defined benefit plan		199,033	196,756

	￦	3,184,642	3,020,213

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Finance income
Interest income	￦	57,080	49,105
Dividend income		—	282
Foreign currency gain		77,879	55,000
Gain on disposal of available-for-sale financial assets		—	780
Gain on disposal of investment in a subsidiary		—	276
Gain on disposal of investments in equity accounted investees		23,268	—
Gain on derivatives transactions		602	—

	￦	158,829	105,443

Finance costs
Interest expense	￦	127,598	109,776
Foreign currency loss		155,728	84,649
Loss on disposal of investment in a subsidiary		—	4,157
Loss on disposal of investments in equity accounted investees		481	156
Loss on impairment of investments		26,791	—
Loss on early redemption of debt		—	6,986
Loss on sale of trade accounts and notes receivable		4,909	9,812
Loss on derivatives transactions		722	—

	￦	316,229	215,536

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Foreign currency translation differences for foreign operations	￦	50,829	37,739
Net change in fair value of available-for-sale financial assets		13,297	982
Tax effect		214	(119)

Finance income recognized in other comprehensive income after tax	￦	64,340	38,602

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current tax expense
Current year	￦	277,264	288,280
Deferred tax expense (benefit)
Origination and reversal of temporary differences	￦	123,458	(55,976)
Change in unrecognized deferred tax assets		9,804	92,249

		133,262	36,273

Income tax expense	￦	410,526	324,553

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	13,297	70	13,367
Remeasurements of net defined benefit liabilities (assets)		(110,864)	26,682	(84,182)
Foreign currency translation differences for foreign operations		50,829	144	50,973
Share of loss from sale of treasury stock by associates		(325)	—	(325)

	￦	(47,063)	26,896	(20,167)

(In millions of won)	2014
	Before tax		Tax (expense) benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	982	(186)	796
Remeasurements of net defined benefit liabilities (assets)		(147,633)	35,773	(111,860)
Foreign currency translation differences for foreign operations		37,739	67	37,806
Share of loss from sale of treasury stock by associates		(1,360)	—	(1,360)

	￦	(110,272)	35,654	(74,618)

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)	2015			2014
Profit for the year		￦	1,023,456		917,404
Income tax expense			410,526		324,553

Profit before income tax			1,433,982		1,241,957

Income tax expense using the statutory tax rate of each country	32.56%		466,848	32.96%	409,341
Non-deductible expenses (benefits)	2.66%		38,208	(2.22%)	(27,537)
Tax credits	(8.12%)		(116,439)	(10.39%)	(129,026)
Change in unrecognized deferred tax assets	0.68%		9,804	7.43%	92,249
Others	0.84%		12,105	(1.65%)	(20,474)

Actual income tax expense		￦	410,526		324,553

Actual effective tax rate			28.63%		26.13%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2015, in relation to the temporary differences on investments in subsidiaries amounting to ￦213,479 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2015, the Controlling Company recognized deferred tax assets of ￦385,017 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
December 31, 2016
Tax credit carryforwards	￦	78,656

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2015		December, 31, 2014	December, 31, 2015	December, 31, 2014	December, 31, 2015	December, 31, 2014
Other accounts receivable, net	￦	—	—	(2,388)	(3,440)	(2,388)	(3,440)
Inventories, net		46,449	46,377	—	—	46,449	46,377
Available-for-sale financial assets		—	—	(19)	(88)	(19)	(88)
Defined benefit liabilities, net		58,962	112,213	—	—	58,962	112,213
Investments in equity accounted investees and subsidiaries		9,121	29,839	—	—	9,121	29,839
Accrued expenses		122,002	177,163	—	—	122,002	177,163
Property, plant and equipment		271,252	236,848	—	—	271,252	236,848
Intangible assets		817	1,423	(34,663)	—	(33,846)	1,423
Provisions		14,152	12,710	—	—	14,152	12,710
Gain or loss on foreign currency translation, net		11	169	—	(1)	11	168
Others		25,253	26,212	—	(268)	25,253	25,944
Tax credit carryforwards		385,017	397,105	—	—	385,017	397,105

Deferred tax assets (liabilities)	￦	933,036	1,040,059	(37,070)	(3,797)	895,966	1,036,262

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	January 1, 2014		Profit or loss	Other comprehensive income	December 31, 2014	Profit or loss	Other comprehensive income	Business combination	December 31, 2015
Other accounts receivable, net	￦	(2,476)	(964)	—	(3,440)	1,052	—	—	(2,388)
Inventories, net		18,866	27,511	—	46,377	72	—	—	46,449
Available-for-sale financial assets		98	—	(186)	(88)	(1)	70	—	(19)
Defined benefit liabilities, net		72,709	3,731	35,773	112,213	(79,933)	26,682	—	58,962
Investments in equity accounted investees		2,972	26,867	—	29,839	(20,718)	—	—	9,121
Accrued expenses		83,571	93,592	—	177,163	(55,161)	—	—	122,002
Property, plant and equipment		189,422	47,426	—	236,848	34,404	—	—	271,252
Intangible assets		(1,207)	2,630	—	1,423	(1,339)	—	(33,930)	(33,846)
Provisions		11,460	1,250	—	12,710	1,442	—	—	14,152
Gain or loss on foreign currency translation, net		(675)	843	—	168	(157)	—	—	11
Others		13,302	12,575	67	25,944	(835)	144	—	25,253
Tax losses carryforwards		110,550	(110,550)	—	—	—	—	—	—
Tax credit carryforwards		538,289	(141,184)	—	397,105	(12,088)	—	—	385,017

Deferred tax assets (liabilities)	￦	1,036,881	(36,273)	35,654	1,036,262	(133,262)	26,896	(33,930)	895,966

Statutory tax rate applicable to the Controlling Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2015.

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2015 and 2014 are as follows:

(In won and No. of shares)	2015		2014

Profit attributable to owners of the Controlling Company	￦	966,553,061,333	904,267,992,399
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	2,701	2,527

For the years ended December 31, 2015 and 2014, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2015 and 2014.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)
	2015		2014
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦	182,424	(149,989)

32.	Business Combinations

(1)	The Controlling Company acquired 67% ownership with the additional investment amounting to ￦111,040 million from Global OLED Technology LLC in order to expand OLED IP Portfolio. In 2015, the Controlling Company’s ownership percentage increased from 33% to 100% and control was transferred to the Controlling Company. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisition was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred	￦	111,040
Fair value of previously held ownership		54,025
Identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		947
Other current assets		478
Intangible assets (*1)		168,301
Other non-current assets		104
Current liabilities		(1,768)
Non-current liabilities		(4)
Deferred tax liabilities		(33,930)
Identifiable net asset		134,128
Goodwill (*2)		30,937

(*1)	Intangible assets are measured at fair value using the income approach and considering the present value of expected net cash flow from patents.

(*2)	Goodwill amounting to ￦30,937 million arose from the acquired work force with specialized knowledge and experience.

The amount of the revenue and profit in the consolidated statement of comprehensive income for the year ended December 31, 2015, based on the assumption that the acquisition date had been at the beginning of the annual reporting period, are ￦28,387,302 million and ￦1,019,221 million, respectively, and the amount of the revenue and net loss of Global OLED Technology LLC included in the consolidated statement of comprehensive income for the year ended December 31, 2015 are ￦2,891 million and ￦3,306 million, respectively. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to ￦28 million are expensed.

The Controlling Company recognized ￦22,336 million for the difference between the acquisition amount and the fair value as finance income in the consolidated statements of comprehensive income for the year ended December 31, 2015 regarding the previously held 33% ownership in Global OLED Technology.

(2)	In December 2015, the Controlling Company acquired OLED Lighting business with the investment amounting to ￦160,000 million from LG Chem Ltd. in order to maximize synergy and strengthen competitiveness in OLED Lighting business. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisition was paid in cash.

32.	Business Combinations, Continued

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of won)	Amount
Consideration transferred	￦	160,000
Identifiable assets acquired and liabilities assumed:
Trade accounts and notes receivable		616
Inventories		2,432
Other current assets		580
Property, plant and equipment		26,967
Intangible assets (*1)		64,462
Other non-current assets		7,808
Current liabilities		(860)
Identifiable net asset		102,005
Goodwill (*2)		57,995

(*1)	Patents amounting to ￦29,139 million are measured at fair value using the income approach and considering the present value of expected net cash flow from patents and customer relationships amounting to ￦35,165 million are measured considering the present value of future economic benefits expected to be received arising from relationship with customers.

(*2)	Goodwill amounting to ￦57,995 million arose from the acquired work force with specialized knowledge and experience.

The amount of the revenue and profit in the consolidated statement of comprehensive income for the year ended December 31, 2015, based on the assumption that the acquisition date had been at the beginning of the annual reporting period, are ￦28,388,425 million and ￦1,002,113 million, respectively, and the amount of the revenue and net loss of OLED Lighting business included in the consolidated statement of comprehensive income for the year ended December 31, 2015 are ￦52 million and ￦1,473 million, respectively. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to ￦65 million are recognized as administrative expenses.

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”) which comprise the separate statements of financial position of the Company as of December 31, 2015 and 2014, the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the separate financial position of the Company as of December 31, 2015 and 2014, and its separate financial performance and its separate cash flows for the years then ended in accordance with K-IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the separate financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2016

This report is effective as of February 19, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Assets
Cash and cash equivalents	6, 13	￦	108,044	100,558
Deposits in banks	6, 13		1,432,102	1,525,609
Trade accounts and notes receivable, net	7, 13, 19, 23		4,219,941	4,015,904
Other accounts receivable, net	7, 13		499,882	396,651
Other current financial assets	9, 13		3,609	2,569
Inventories	8		1,850,213	2,046,675
Other current assets	7		132,539	203,122

Total current assets			8,246,330	8,291,088
Deposits in banks	6, 13		13	8,427
Investments	10		2,543,205	2,301,881
Other non-current financial assets	9, 13		41,518	27,609
Property, plant and equipment, net	11		7,719,022	8,700,301
Intangible assets, net	12		607,398	548,078
Deferred tax assets	29		771,506	883,965
Other non-current assets	7		281,701	250,488

Total non-current assets			11,964,363	12,720,749

Total assets		￦	20,210,693	21,011,837

Liabilities
Trade accounts and notes payable	13, 23	￦	3,149,383	3,989,505
Current financial liabilities	13, 14		1,416,112	964,122
Other accounts payable	13		1,179,010	1,057,485
Accrued expenses			603,003	708,664
Income tax payable			1,013	142,760
Provisions	18		108,545	193,429
Advances received			11,143	463,740
Other current liabilities	18		37,770	30,625

Total current liabilities			6,505,979	7,550,330

Non-current financial liabilities	13, 14		1,953,549	2,484,280
Non-current provisions	18		11,817	8,014
Defined benefit liabilities, net	17		353,223	323,710
Other non-current liabilities	13, 18		56,542	21,428

Total non-current liabilities			2,375,131	2,837,432

Total liabilities			8,881,110	10,387,762

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		58	276
Retained earnings	22		7,289,333	6,583,607

Total equity			11,329,583	10,624,075

Total liabilities and equity		￦	20,210,693	21,011,837

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share)	Note	2015		2014

Revenue	23, 24	￦	25,856,426	25,383,670
Cost of sales	8, 23		(22,850,385)	(22,360,245)

Gross profit			3,006,041	3,023,425

Selling expenses	16		(599,255)	(485,557)
Administrative expenses	16		(427,030)	(396,916)
Research and development expenses			(1,208,900)	(1,156,162)

Operating profit			770,856	984,790

Finance income	27		631,525	479,321
Finance costs	27		(184,283)	(205,608)
Other non-operating income	25		953,004	862,167
Other non-operating expenses	25		(989,476)	(898,978)

Profit before income tax			1,181,626	1,221,692
Income tax expense	28		213,417	248,574

Profit for the year			968,209	973,118

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17, 28		(110,257)	(147,822)
Related income tax	17, 28		26,682	35,773

			(83,575)	(112,049)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		(288)	767
Related income tax	27, 28		70	(186)

			(218)	581

Other comprehensive loss for the year, net of income tax			(83,793)	(111,468)

Total comprehensive income for the year		￦	884,416	861,650

Earnings per share (In won)
Basic earnings per share	30	￦	2,706	2,720

Diluted earnings per share	30	￦	2,706	2,720

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In millions of won)	Share capital		Share premium	Fair value Reserves	Retained earnings	Total equity

Balances at January 1, 2014	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the year
Profit for the year		—	—	—	973,118	973,118

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	581	—	581
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(112,049)	(112,049)

Total other comprehensive income (loss)		—	—	581	(112,049)	(111,468)

Total comprehensive income for the year	￦	—	—	581	861,069	861,650

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2014	￦	1,789,079	2,251,113	276	6,583,607	10,624,075

Balances at January 1, 2015	￦	1,789,079	2,251,113	276	6,583,607	10,624,075

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	968,209	968,209

Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(218)	—	(218)
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(83,575)	(83,575)

Total other comprehensive loss		—	—	(218)	(83,575)	(83,793)

Total comprehensive income (loss) for the year	￦	—	—	(218)	884,634	884,416

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at December 31, 2015	￦	1,789,079	2,251,113	58	7,289,333	11,329,583

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit for the year		￦	968,209	973,118
Adjustments for:
Income tax expense	28		213,417	248,574
Depreciation	11, 15		2,353,189	2,854,996
Amortization of intangible assets	12, 15		384,968	263,326
Gain on foreign currency translation			(46,051)	(41,789)
Loss on foreign currency translation			43,343	72,877
Expenses related to defined benefit plans	17, 26		198,765	196,495
Gain on disposal of property, plant and equipment			(40,782)	(18,248)
Loss on disposal of property, plant and equipment			3,873	2,204
Impairment loss on property, plant and equipment			423	8,097
Loss on disposal of intangible assets			18	115
Impairment loss on intangible assets			239	492
Reversal of impairment loss on intangible assets			(80)	—
Finance income			(624,197)	(475,659)
Finance costs			173,425	179,343
Other income			(12,300)	(14,508)
Other expenses			232,820	278,001

			2,881,070	3,554,316

Change in trade accounts and notes receivable			(626,908)	(1,082,193)
Change in other accounts receivable			25,456	(14,900)
Change in other current assets			105,246	(43,759)
Change in inventories			198,893	(460,033)
Change in other non-current assets			(75,094)	(87,729)
Change in trade accounts and notes payable			(859,928)	506,663
Change in other accounts payable			(349,948)	(367,623)
Change in accrued expenses			(63,900)	233,936
Change in other current liabilities			(1,910)	(14,128)
Change in other non-current liabilities			48,485	17,978
Change in provisions			(106,950)	(187,021)
Change in defined benefit liabilities, net			(279,509)	(339,303)

			(1,986,067)	(1,838,112)

Cash generated from operating activities			1,863,212	2,689,322
Income taxes refunded (paid)			(194,219)	1,709
Interests received			40,797	33,530
Interests paid			(113,479)	(158,162)

Net cash provided by operating activities		￦	1,596,311	2,566,399

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014

Cash flows from investing activities:
Dividends received	￦	428,381	107,173
Proceeds from withdrawal of deposits in banks		2,306,672	1,651,176
Increase in deposits in banks		(2,204,752)	(1,884,023)
Acquisition of investments		(285,950)	(531,387)
Proceeds from disposal of investments		41,928	12,280
Acquisition of property, plant and equipment		(1,606,797)	(1,365,062)
Proceeds from disposal of property, plant and equipment		489,422	72,825
Acquisition of intangible assets		(287,183)	(325,651)
Proceeds from disposal of intangible assets		1,135	—
Government grants received		4,328	3,639
Proceeds from settlement of derivatives		(35)	—
Increase in long-term loans		(16,516)	—
Proceeds from disposal of other financial assets		2,263	82
Acquisition of other non-current financial assets		(4,843)	(4,219)
Proceeds from disposal of other non-current financial assets		874	15,390
Acquisition of businesses, net of cash acquired		(160,000)	—

Net cash used in investing activities		(1,291,073)	(2,247,777)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	219,839
Repayments of short-term borrowings		(219,839)	—
Proceeds from issuance of debentures		298,778	597,563
Proceeds from long-term debt		547,005	102,389
Repayments of long-term debt		—	(503,618)
Repayments of current portion of long-term debt and debentures		(744,788)	(887,296)
Dividends paid		(178,908)	—

Net cash used in financing activities		(297,752)	(471,123)

Net increase (decrease) in cash and cash equivalents		7,486	(152,501)
Cash and cash equivalents at January 1		100,558	253,059

Cash and cash equivalents at December 31	￦	108,044	100,558

See accompanying notes to the separate financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of December 31, 2015, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2015, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2015, there are 29,554,854 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2016, which will be submitted for approval to the shareholders’ meeting to be held on March 11, 2016.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2015, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Interpretations Not Yet Adopted

(i) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing the separate financial statements.

(ii) K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing the separate financial statements.

(iii) Amendment to K-IFRS No. 1027, Separate Financial Statements

Amendment to K-IFRS No. 1027, Separate Financial Statements, introduces equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. Amendment to K-IFRS No. 1027 is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Amendment to K-IFRS No. 1027 has not been early adopted in preparing the separate financial statements.

Management is currently assessing the potential impact on its separate financial statements resulting from the application of new standards.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(i) Credit risk, Continued

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(iv) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(v) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2015		December 31, 2014
Total liabilities	￦	8,881,110	10,387,762
Total equity		11,329,583	10,624,075
Cash and deposits in banks (*1)		1,540,146	1,626,167
Borrowings (including bonds)		3,369,576	3,448,402
Total liabilities to equity ratio		78%	98%
Net borrowings to equity ratio (*2)		16%	17%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current assets
Cash and cash equivalents
Demand deposits	￦	108,044	100,558
Deposits in banks
Time deposits	￦	1,361,602	1,452,804
Restricted cash (*)		70,500	72,805

	￦	1,432,102	1,525,609

Non-current assets
Deposits in banks
Restricted cash (*)	￦	13	8,427

	￦	1,540,159	1,634,594

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014

Trade, net	￦	257,736	145,301
Due from related parties		3,962,205	3,870,603

	￦	4,219,941	4,015,904

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current assets
Non-trade accounts receivable, net	￦	486,884	378,704
Accrued income		12,998	17,947

	￦	499,882	396,651

Due from related parties included in other accounts receivable, as of December 31, 2015 and 2014 are ￦422,591 million and ￦363,267 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current assets
Advance payments	￦	8,313	9,558
Prepaid expenses		48,551	42,657
Value added tax refundable		75,675	150,907

	￦	132,539	203,122

Non-current assets
Long-term prepaid expenses	￦	279,901	247,588
Others		1,800	2,900

	￦	281,701	250,488

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Finished goods	￦	542,404	653,610
Work-in-process		685,024	710,813
Raw materials		358,937	381,558
Supplies		263,848	300,694

	￦	1,850,213	2,046,675

For the years ended December 31, 2015 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2015		2014
Inventories recognized as cost of sales	￦	22,850,385	22,360,245
Including: inventory write-downs		342,623	299,948
Including: reversal and usage of inventory write-downs		(299,948)	(189,312)

There were no significant reversals of inventory write-downs recognized during 2015 and 2014.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Available-for-sale financial assets	￦	558	2,569
Short-term loans		3,051	—

		3,609	2,569

Non-current assets
Available-for-sale financial assets	￦	9,462	6,713
Deposits		14,103	13,037
Long-term other accounts receivable		5,148	7,859
Long-term loans		12,805	—

	￦	41,518	27,609

Other financial assets of related parties as of December 31, 2015 are ￦2,683 million.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Debt securities
Government bonds	￦	558	2,569
Non-current assets
Debt securities
Government bonds	￦	151	668
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Kyulux, Inc.		3,266	—
Henghao Technology Co., Ltd.		3,372	3,372

		9,311	6,045

	￦	10,020	9,282

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2015			December 31, 2014
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell TFT-LCD products	100%	￦	36,815	100%	￦	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		579,747	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited (*1)	Xiamen, China	Manufacture LCD module and TV sets	—		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd. (*2)	Yantai, China	Manufacture and sell TFT-LCD products	100%		169,195	100%		159,769
LG Display U.S.A., Inc. (*3)	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		228	100%		12,353
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*4)	Guangzhou, China	Manufacture and sell TFT-LCD products	52%		723,086	56%		588,467

10.	Investments, Continued

(In millions of won)			December 31, 2015			December 31, 2014
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value

Unified Innovative Technology LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.(*5)	Guangzhou,China	Sell TFT-LCD products	100%		218	—		—
Global OLED Technology LLC (*6)	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	—		—
Money Market Trust (*7)	Seoul, South Korea	Money market trust	—		—	100%		18,100

				￦	2,266,671		￦	1,988,311

(*1)	In August 2015, L&T Display Technology (Xiamen) Limited, a subsidiary of the Company, completed liquidation.
(*2)	In December 2015, the Company invested ￦9,426 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Company’s ownership percentage in LGDYT as a result of this additional investment.
(*3)	As of December 31, 2015, LG Display U.S.A., Inc. is in the process of voluntary liquidation and the Company received ￦16,565 million and recognized ￦4,440 million in December 2015 for the difference between the collection amount and the carrying amount as finance income.
(*4)	In January 2015, the Company contributed ￦134,619 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ￦118,936 million in cash for the capital increase of LGDCA in January and August 2015. The Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%, respectively, as of December 31, 2014 to December 31, 2015.
(*5)	In April 2015, the Company established LG Display Guangzhou Trading Co., Ltd. to sell TFT-LCD products. As of December 31, 2015, the Company has a 100% equity interest of this subsidiary and its capital stock amounts to ￦218 million.
(*6)	In May 2015, the Company acquired 67% ownership in Gloabl OLED Technology LLC from LG Electronics Inc., LG Chem Ltd. and Idemitsu Kosan Co., Ltd. and paid ￦54,025 million, ￦2,990 million and ￦54,025million, respectively, in cash. The Company reversed ￦24,550 million, which was recognized as finance cost in 2014, for the difference between the carrying amount and the recoverable amount. In 2015, the Company’s ownership percentage in Global OLED Technology LLC increased from 33% to 100% (Note 32) and the Company reclassified from investments in joint ventures to investments in subsidiaries.
(*7)	As of December 31, 2015, there are no MMT balance although there were its acquisition and disposal transactions in 2015.

10.	Investments, Continued

(b)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2015			December 31, 2014
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	￦	120,184	51%	￦	120,184
Global OLED Technology LLC (*2)	Herndon, U.S.A	Manage OLED intellectual property	—		—	33%		28,732

				￦	120,184		￦	148,916

(*1)	Despite its 51% ownership, management concluded that the Company does not have control of Suzhou Raken Technology Co., Ltd. (“Raken”) because the Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers.
(*2)	In May 2015, the Company acquired additional 67% ownership in Global OLED Technology LLC and reclassified from investments in joint ventures to investments in subsidiaries.

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2015			December 31, 2014
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	￦	45,089	40%	￦	45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT- LCDs	46%		14,221	46%		14,221
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	21%		11,900	21%		11,900
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		7,660	31%		14,065
Can Yang Investments Limited (*2)	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		9,467
YAS Co., Ltd. (*3)	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd. (*4)	Gimhae, South Korea	Manufacture and sell LCD	—		—	20%		—
Fuhu, Inc.(*5)	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	—		—

				￦	156,350		￦	164,654

10.	Investments, Continued

(*1)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March 2015, the Company made an additional cash investment of ￦360 million in the Fund and received ￦2,490 million, ￦2,100 million and ￦2,175 million from the Fund as capital distribution in April, July and August 2015, respectively. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*2)	In 2015, the Company recognized an impairment loss of ￦1,899 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited which develop, manufactures and sells LED parts.
(*3)	In 2015, the number of outstanding common shares of YAS Co., Ltd. was increased due to the execution of its stock option and the Company’s ownership percentage in YAS Co., Ltd. decreased from 19.2% as of December 2014 to 18.5% as of December 31, 2015.
(*4)	In December 2015, the Company disposed of the entire investments in Glonix Co., Ltd., had acquired for manufacturing and selling LCD, and recognized ￦498 million for the difference between the disposal amount and the carrying amount as finance income.
(*5)	In July 2015, the Company invested ￦30,287 million and acquired 500,000 shares of common stock and 1,011,280 shares of preferred stock with voting rights in Fuhu, Inc.. In 2015, the Company recognized an impairment loss of ￦30,287 million as finance cost for the recoverable amount of investments in Fuhu, Inc.. As of December 31, 2015, the Company’s ownership percentage in Fuhu, Inc. is 10% and the Company has its right to appoint a director to the board of directors of the investee.

For the years ended December 31, 2015 and 2014, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ￦556,881 million and ￦431,592 million, respectively.

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	￦	434,601	4,696,510	32,538,649	706,364	1,039,013	167,330	39,582,467
Accumulated depreciation as of January 1, 2015		—	(1,557,238)	(28,553,547)	(637,446)	—	(125,838)	(30,874,069)
Accumulated impairment loss as of January 1, 2015		—	—	(8,097)	—	—	—	(8,097)

Book value as of January 1, 2015	￦	434,601	3,139,272	3,977,005	68,918	1,039,013	41,492	8,700,301
Additions		—	—	—	—	1,825,189	—	1,825,189
Business combinations (*2)		—	—	24,466	447	—	2,054	26,967
Depreciation		—	(221,684)	(2,082,362)	(38,619)	—	(10,524)	(2,353,189)
Impairment loss		—	—	(423)	—	—	—	(423)
Disposals		(2,091)	(5,335)	(457,172)	(906)	—	(9,991)	(475,495)
Others (*3)		30,277	38,579	1,943,699	57,809	(2,088,361)	17,997	—
Government grants received		—	—	(4,328)	—	—	—	(4,328)

Book value as of December 31, 2015	￦	462,787	2,950,832	3,400,885	87,649	775,841	41,028	7,719,022

Acquisition cost as of December 31, 2015	￦	462,787	4,727,833	33,400,868	672,540	775,841	145,727	40,185,596

Accumulated depreciation as of December 31, 2015	￦	—	(1,777,001)	(29,996,827)	(584,891)	—	(104,699)	(32,463,418)

Accumulated impairment loss as of December 31, 2015	￦	—	—	(3,156)	—	—	—	(3,156)

(*1)	As of December 31, 2015, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business.
(*3)	Others are mainly amounts transferred from construction-in-progress.

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	￦	438,375	4,702,736	30,425,132	675,033	2,115,532	195,947	38,552,755
Accumulated depreciation as of January 1, 2014		—	(1,338,458)	(26,162,867)	(603,000)	—	(153,690)	(28,258,015)

Book value as of January 1, 2014	￦	438,375	3,364,278	4,262,265	72,033	2,115,532	42,257	10,294,740
Additions		—	—	—	—	1,329,074	—	1,329,074
Depreciation		—	(220,896)	(2,578,739)	(40,853)	—	(14,508)	(2,854,996)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,488)	(43,463)	(40)	—	(12)	(56,781)
Others (*2)		4	5,570	2,348,486	37,778	(2,405,593)	13,755	—
Government grants received		—	(192)	(3,447)	—	—	—	(3,639)

Book value as of December 31, 2014	￦	434,601	3,139,272	3,977,005	68,918	1,039,013	41,492	8,700,301

Acquisition cost as of December 31, 2014	￦	434,601	4,696,510	32,538,649	706,364	1,039,013	167,330	39,582,467

Accumulated depreciation as of December 31, 2014	￦	—	(1,557,238)	(28,553,547)	(637,446)	—	(125,838)	(30,874,069)

Accumulated impairment loss as of December 31, 2014		—	—	(8,097)	—	—	—	(8,097)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Capitalized borrowing costs	￦	13,696	27,288
Capitalization rate		3.73%	4.23%

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*3)	Total
Acquisition cost as of January 1, 2015	￦	579,033	545,666	50,110	884,436	5,175	24,011	11,074	14,593	13,076	2,127,174
Accumulated amortization as of January 1, 2015		(485,060)	(419,288)	—	(630,812)	—	(16,019)	(5,171)	—	(13,004)	(1,569,354)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	￦	93,973	126,378	40,368	253,624	5,175	7,992	5,903	14,593	72	548,078
Additions - internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions - external purchases		16,077	—	2,014	—	77,985	—	—	—	—	96,076
Business combinations (*1)		29,153	144	—	—	—	35,165	—	57,995	—	122,457
Amortization (*2)		(17,416)	(69,229)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(384,968)
Disposals		—	—	(1,153)	—	—	—	—	—	—	(1,153)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	80,533	—	—	(80,533)	—	—	—	—	—

Book value as of December 31, 2015	￦	121,787	137,826	41,070	187,230	2,627	39,445	4,799	72,588	26	607,398

Acquisition cost as of December 31, 2015	￦	624,263	626,343	50,943	1,111,503	2,627	59,176	11,074	72,588	13,076	2,571,593

Accumulated amortization as of December 31, 2015	￦	(502,476)	(488,517)	—	(924,273)	—	(19,731)	(6,275)	—	(13,050)	(1,954,322)

Accumulated impairment loss as of December 31, 2015	￦	—	—	(9,873)	—	—	—	—	—	—	(9,873)

12.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to OLED Lighting business.
(*2)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*3)	Others mainly consist of rights to use of electricity and gas supply facilities.

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2014	￦	561,400	476,033	50,110	617,355	9,365	24,011	11,074	14,593	13,076	1,777,017
Accumulated amortization as of January 1, 2014		(467,707)	(355,101)	—	(454,112)	—	(12,591)	(4,065)	—	(12,571)	(1,306,147)
Accumulated Impairment loss as of January 1, 2014		—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014	￦	93,693	120,932	40,860	163,243	9,365	11,420	7,009	14,593	505	461,620
Additions - internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions - external purchases		17,867	—	—	—	65,443	—	—	—	—	83,310
Amortization (*1)		(17,472)	(64,187)	—	(176,700)	—	(3,428)	(1,106)	—	(433)	(263,326)
Disposals		(115)	—	—	—	—	—	—	—	—	(115)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	69,633	—	—	(69,633)	—	—	—	—	—

Book value as of December 31, 2014	￦	93,973	126,378	40,368	253,624	5,175	7,992	5,903	14,593	72	548,078

Acquisition cost as of December 31, 2014	￦	579,033	545,666	50,110	884,436	5,175	24,011	11,074	14,593	13,076	2,127,174

Accumulated amortization as of December 31, 2014	￦	(485,060)	(419,288)	—	(630,812)	—	(16,019)	(5,171)	—	(13,004)	(1,569,354)

Accumulated impairment loss as of December 31, 2014	￦	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Cash and cash equivalents	￦	108,044	100,558
Deposits in banks		1,432,115	1,534,036
Trade accounts and notes receivable, net		4,219,941	4,015,904
Other accounts receivable, net		499,882	396,651
Available-for-sale financial assets		709	3,237
Deposits		14,103	13,037
Loans		15,856	—
Other non-current financial assets		5,148	7,859

	￦	6,295,798	6,071,282

In addition to the financial assets above, as of December 31, 2015 and 2014, the Company provides payment guarantees of ￦158,220 million and ￦148,392 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Domestic	￦	425,635	406,163
Euro-zone countries		477,170	283,257
Japan		139,356	127,354
United States		1,480,574	1,816,906
China		725,367	784,896
Taiwan		659,731	368,503
Others		312,108	228,825

	￦	4,219,941	4,015,904

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date is as follows:

(In millions of won)	December 31, 2015			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss
Not past due	￦	4,203,896	(434)	4,006,346	(114)
Past due 1-15 days		71	(1)	3,061	(25)
Past due 16-30 days		9	—	1,252	(12)
Past due 31-60 days		—	—	1,830	(18)
Past due more than 60 days		16,565	(165)	13,540	(9,956)

	￦	4,220,541	(600)	4,026,029	(10,125)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)
	2015		2014

Balance at the beginning of the year	￦	10,125	9,898
(Reversal of) Bad debt expense		429	227
Write-off		(9,954)	—

Balance at the end of the year	￦	600	10,125

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	￦	1,083,451	1,116,289	184,166	242,766	129,057	560,240	60
Unsecured bond issues		2,286,125	2,425,220	445,222	622,472	404,477	869,763	83,286
Trade accounts and notes payable		3,149,383	3,149,383	3,149,383	—	—	—	—
Other accounts payable		1,179,010	1,179,295	1,176,635	2,660	—	—	—
Other non-current liabilities		8,384	9,310	—	—	5,320	3,990	—
Payment guarantee		—	163,427	1,688	1,779	159,960	—	—
Derivative financial liabilities
Interest rate swap not qualified for hedging		85	83	5	97	89	(108)	—

	￦	7,706,438	8,043,007	4,957,099	869,774	698,903	1,433,885	83,346

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	968	—	2	—
Trade accounts and notes receivable	3,228	3,666	—	—	—
Other accounts receivable	13	3	2,325	—	—
Long-term other accounts receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,707)	(17,019)	—	—	—
Other accounts payable	(107)	(13,372)	—	(17)	(2)
Debt	(750)	—	—	—	—

Net exposure	744	(25,703)	2,325	(15)	(2)

(In millions)	December 31, 2014
	USD	JPY	CNY	PLN	EUR	BRL
Cash and cash equivalents	78	1,150	2	—	—	—
Trade accounts and notes receivable	3,332	7,909	—	—	—	—
Other accounts receivable	25	13	—	—	16	—
Long-term other accounts receivable	6	—	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—	—
Trade accounts and notes payable	(2,463)	(21,474)	—	—	—	—
Other accounts payable	(106)	(3,484)	(260)	(19)	(1)	(34)
Debt	(770)	—	—	—	—	—

Net exposure	102	(15,835)	(258)	(19)	15	(34)

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2015		2014	December 31, 2015		December 31, 2014
USD	￦	1,131.30	1,052.70	￦	1,172.00	1,099.20
JPY		9.35	9.96		9.72	9.20
CNY		179.47	170.83		178.48	176.81
PLN		300.22	334.2		300.79	312.49
EUR		1,256.17	1,398.37		1,280.53	1,336.52
BRL		344.7	448.16		295.9	413.62

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2015 and 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2015			December 31, 2014
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	￦	33,048	33,048	￦	4,249	4,249
JPY (5 percent weakening)		(9,469)	(9,469)		(5,522)	(5,522)
CNY (5 percent weakening)		15,727	15,727		(1,729)	(1,729)
PLN (5 percent weakening)		(171)	(171)		(225)	(225)
EUR (5 percent weakening)		(97)	(97)		760	760
BRL (5 percent weakening)		—	—		(533)	(533)

A stronger won against the above currencies as of December 31, 2015 and 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Fixed rate instruments
Financial assets	￦	1,540,855	1,637,818
Financial liabilities		(2,289,334)	(2,818,383)

	￦	(748,479)	(1,180,565)

Variable rate instruments
Financial liabilities	￦	(1,080,327)	(630,019)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2015 and 2014, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2015
Variable rate instruments	￦	(8,189)	8,189	(8,189)	8,189

December 31, 2014
Variable rate instruments	￦	(4,776)	4,776	(4,776)	4,776

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2015				December 31, 2014
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	709	709		3,237	3,237
Assets carried at amortized cost
Cash and cash equivalents	￦	108,044		(*)	100,558		(*)
Deposits in banks		1,432,115		(*)	1,534,036		(*)
Trade accounts and notes receivable		4,219,941		(*)	4,015,904		(*)
Other accounts receivable		499,882		(*)	396,651		(*)
Deposits		14,103		(*)	13,037		(*)
Loans		15,856		(*)	—	—
Other non-current financial assets		5,148		(*)	7,859		(*)
Liabilities carried at fair value
Derivative instruments	￦	85	85		—	—
Liabilities carried at amortized cost
Unsecured bank loans		1,083,451	1,083,506		853,719	853,753
Unsecured bond issues		2,286,125	2,337,835		2,594,683	2,667,092
Trade accounts and notes payable		3,149,383		(*)	3,989,505		(*)
Other accounts payable		1,179,010	1,179,251		1,043,422	1,043,196
Other non-current liabilities		8,384	8,987		12,805	13,257

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Intellectual Discovery Co., Ltd.	￦	2,673	2,673
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux Inc.		3,266	—

		￦9,311	6,045

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	￦	709	—	—	709
Liabilities
Derivatives instruments		—	—	85	85

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	￦	3,237	—	—	3,237

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	￦	—	—	1,083,506	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,179,251	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	8,987	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	￦	—	—	853,753	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,043,196	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,257	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2015	December 31, 2014
Debentures, loans and others	1.75~2.48%	2.23~2.60%

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current
Short-term borrowings	￦	—	219,839
Current portion of long-term debt		1,416,112	744,283

	￦	1,416,112	964,122

Non-current
Won denominated borrowings	￦	202,991	4,452
Foreign currency denominated borrowings		468,800	494,640
Bonds		1,281,673	1,985,188
Derivative instruments		85	—

	￦	1,953,549	2,484,280

(b)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014
Korea Development Bank and others(*)	—	￦	—	219,839

Foreign currency equivalent			—	USD 200

(*)	The Company accounts for proceeds from sale of accounts receivables, which arose from export sales to the Company’s subsidiaries, to financial institutions as short term borrowings as the sale did not meet derecognition criteria. The Company recognized ￦3,083 million and ￦3,993 million, respectively, as interest expense in relation to the above short-term borrowings in 2015 and 2014.

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate - 1.25, 2.75	￦	4,451	7,336
Shinhan Bank	CD rate (91days) + 0.30		200,000	—
Less current portion of long-term debt			(1,460)	(2,884)

		￦	202,991	4,452

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2015 (%) (*)	December 31, 2015		December 31, 2014
Mizuho Bank, Ltd. and others	3ML+0.55~1.78	￦	879,000		626,544

Foreign currency equivalent		USD	750	USD	570

Less current portion of long-term debt			(410,200)		(131,904)

		￦	468,800		494,640

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014

Won denominated bonds(*)
Publicly issued bonds	February 2015~May 2022	2.12~4.95	￦	2,290,000	2,600,000
Less discount on bonds				(3,875)	(5,317)
Less current portion				(1,004,452)	(609,495)

			￦	1,281,673	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Changes in inventories	￦	196,462	(460,033)
Purchases of raw materials, merchandise and others		10,780,895	11,461,984
Depreciation and amortization		2,738,157	3,118,322
Outsourcing fees		5,253,977	4,299,529
Labor costs		2,597,149	2,486,219
Supplies and others		918,331	883,981
Utility		731,867	718,868
Fees and commissions		444,368	393,626
Shipping costs		132,916	140,736
Advertising		265,519	106,417
Warranty expenses		109,678	170,524
Travel		61,188	65,423
Taxes and dues		47,970	47,347
Others		953,363	1,097,546

(*)	￦	25,231,840	24,530,489

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Salaries	￦	179,686	171,615
Expenses related to defined benefit plans		26,109	26,864
Other employee benefits		44,617	35,620
Shipping costs		106,134	100,444
Fees and commissions		126,900	122,057
Depreciation		80,680	73,571
Taxes and dues		2,935	2,906
Advertising		265,519	106,417
Warranty expenses		109,678	170,524
Rent		9,399	9,387
Insurance		6,099	5,297
Travel		16,701	16,783
Training		13,714	11,004
Others		38,114	29,984

	￦	1,026,285	882,473

17.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Present value of partially funded defined benefit obligations	￦	1,381,073	1,114,219
Fair value of plan assets		(1,027,850)	(790,509)

	￦	353,223	323,710

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Opening defined benefit obligations	￦	1,114,219	807,347
Current service cost		187,500	158,978
Past service cost		—	21,990
Interest cost		38,776	34,596
Remeasurements (before tax)		104,817	144,100
Benefit payments		(66,592)	(54,376)
Transfers from related parties		2,353	1,584

Closing defined benefit obligations	￦	1,381,073	1,114,219

Weighted average remaining maturity of defined benefit obligations as of December 31, 2015, and 2014 are 14.5 years and 13.7 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Opening fair value of plan assets	￦	790,509	488,651
Expected return on plan assets		27,511	19,069
Remeasurements (before tax)		(5,440)	(3,722)
Contributions by employer directly to plan assets		270,000	330,000
Benefit payments		(54,809)	(43,489)
Transfers from related parties		79	—

Closing fair value of plan assets	￦	1,027,850	790,509

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Guaranteed deposits in banks	￦	1,027,850	790,509

As of December 31, 2015, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Company’s estimated contribution to the plan assets for the year ending December 31, 2016 is ￦235,000 million under the assumption that the Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Company would leave the Company on December 31, 2016.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current service cost	￦	187,500	158,978
Past service cost		—	21,990
Net interest cost		11,265	15,527

	￦	198,765	196,495

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2015		2014
Cost of sales	￦	159,347	157,323
Selling expenses		11,300	11,612
Administrative expenses		14,809	15,252
Research and development expenses		13,309	12,308

	￦	198,765	196,495

17.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Included in other comprehensive income
Balance at January 1	￦	(197,310)	(85,261)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		15,567	(24,399)
Demographic assumptions		(22,267)	7,016
Financial assumptions		(98,117)	(126,717)
Return on plan assets		(5,440)	(3,722)

		(110,257)	(147,822)

Income tax		26,682	35,773

Balance at December 31	￦	(280,885)	(197,310)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2015	December 31, 2014
Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	2.9%	3.5%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2015	December 31, 2014
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.01%
Fifties	Males	0.05%	0.06%
	Females	0.02%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2015 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(174,511)	212,842
Expected rate of salary increase		206,384	(173,120)

18.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2015 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2015	￦	148,303	51,509	1,631	201,443
Additions		110,181	109,678	3,248	223,107
Usage and reclassification		(197,239)	(106,110)	(839)	(304,188)

Balance at December 31, 2015	￦	61,245	55,077	4,040	120,362

Current	￦	61,245	46,508	792	108,545
Non-current	￦	—	8,569	3,248	11,817

(*1)	The Company expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current liabilities
Withholdings	￦	28,958	18,230
Unearned revenues		8,812	12,395

	￦	37,770	30,625

Non-current liabilities
Long-term accrued expenses	￦	48,158	—
Long-term other accounts payable		8,384	12,805
Long-term unearned revenues		—	8,623

	￦	56,542	21,428

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,183 million (￦2,558,476 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2015, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ￦100,000 million in connection with its domestic sales transactions and, as of December 31, 2015, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2015, the Company has agreements with KEB Hana Bank in relation to the opening of letters of credit up to USD 45 million (￦52,740 million), USD 15 million (￦17,580 million) with China Construction Bank, USD 80 million (￦93,760 million) with Bank of China, USD 50 million (￦58,600 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD 200 million (￦234,400 million) from Korea Exchange Bank for borrowings, USD 8.5 million (￦9,962 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (￦87,900 million) from Westchester Fire Insurance Company for ongoing legal proceeding. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (￦158,220 million) for principals and related interests.

License agreements

As of December 31, 2015, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

20.	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First case. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of December 31, 2015, the Company is currently defending against Costco Wholesale Corp.. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2015 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to December 31, 2015.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Legal reserve	￦	158,485	140,594
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(280,885)	(197,310)
Retained earnings		7,343,482	6,572,072

	￦	7,289,333	6,583,607

(b)	For the years ended December 31, 2015 and 2014, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2015		2014
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	￦	6,375,273	5,598,954
Profit for the year		968,209	973,118

		7,343,482	6,572,072
Appropriation of retained earnings (*)
Earned surplus reserve		17,891	17,891
Cash dividend
(Dividend per common stock (%): 2015: ￦500 (10%))		178,908	178,908

		196,799	196,799
Unappropriated retained earnings carried forward to the following year	￦	7,146,683	6,375,273

(*)	For the years ended December 31, 2015 and 2014, the date of appropriation is March 11, 2016 and March 13, 2015, respectively.

23.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2015 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 10.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2015 and 2014 are as follows:

Classification	December 31, 2015	December 31, 2014
Subsidiaries of associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	New Optics USA, Inc.	-

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd.	-
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hi Logistics Europe B.V	Hi Logistics Europe B.V
	LG Electronics Mlawa Sp. z o.o.	-
	LG Electronics U.S.A., Inc.	-
	-	LG Innotek Poland Sp. z o.o.
	-	LG Electronics Vietnam Co., Ltd.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

23.	Related Parties, Continued

Classification	December 31, 2015	December 31, 2014
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	-	LG Electronics Alabama Inc.
	-	LG Electronics Reynosa S.A. DE C.V.
	LG Electronics Singapore Pte. Ltd.	LG Electronics Singapore Pte. Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	-	LG Electronics Philippines Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Kazakhstan	-
	LG Electronics S.A. (Pty) Ltd.	-

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Short-term benefits	￦	2,940	2,607
Expenses related to the defined benefit plan		378	355

	￦	3,318	2,962

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

23.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	11,229,009	—	2	—	—	19
LG Display Japan Co., Ltd.		1,564,664	—	39	—	—	959
LG Display Germany GmbH		2,123,553	—	—	—	—	11,993
LG Display Taiwan Co., Ltd.		1,961,207	1,999	—	—	—	719
LG Display Nanjing Co., Ltd.		31,697	42,847	13	—	403,088	—
LG Display Shanghai Co., Ltd.		1,487,056	31,902	—	—	—	151
LG Display Poland Sp. z o.o.		699	27,682	27	—	60,709	—
LG Display Guangzhou Co., Ltd.		29,110	339,859	12,154	—	2,061,443	8,776
LG Display Shenzhen Co., Ltd.		1,773,966	12,647	—	—	—	6
LG Display Yantai Co., Ltd.		48,774	65,206	35,468	—	2,051,296	10,839
LG Display (China) Co., Ltd.		1,226	—	279,937	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte. Ltd.		1,098,080	3,185	—	—	—	6
L&T Display Technology (Fujian) Limited		513,427	5,977	26	—	—	124
Nanumnuri Co., Ltd.		52	—	—	—	—	9,753
Global OLED Technology LLC		—	—	—	—	—	4,643
LG Display Guangzhou Trading		185,211	—	—	—	—	—
		￦ 22,052,063	531,304	327,666	—	4,576,536	47,988

23.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and Others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	143,125	—	—	—	—	361

Associates and their subsidiaries
New Optics Ltd.	￦	92	—	47,404	—	5,881	441
NEW OPTICS USA,Inc		—	—	—	—	29,475	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		9	—	49	40,348	—	122
TLI Inc.		—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	69,361	—	4,596
AVATEC Co., Ltd.		—	530	278	—	52,098	1,599
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—
Narenanotech Corporation		3	—	634	20,515	—	534
Glonix Co., Ltd. (*1)		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,464	2,268	—	629
YAS Co., Ltd.		9	—	809	20,324	—	974

	￦	121	25,577	568,091	152,816	87,454	12,823

Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,657,871	—	39,791	245,637	—	133,536

23.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
LG Electronics RUS, LLC		13,017	—	—	—	—	420
LG Electronics do Brasil Ltda.		4,412	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
Hi Business Logistics Co., Ltd.		34	—	—	—	—	24,832
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	14,334
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		94,575	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		237,595	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	24,963
Others		18	—	3	—	—	5,712

	￦	634,841	—	299,036	40,436	—	71,938

	￦	24,488,021	556,881	1,234,584	438,889	4,663,990	266,646

(*1)	Glonix Co., Ltd. includes transactions until the day before of its entire investments disposal.

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	￦	9,152,108	—	3	—	—	7
LG Display Japan Co., Ltd.		1,599,585	—	—	—	—	88
LG Display Germany GmbH		2,971,423	22,766	—	—	—	7,138
LG Display Taiwan Co., Ltd.		2,178,463	35,956	—	—	—	638
LG Display Nanjing Co., Ltd.		2,170	19,363	15	391	392,527	—
LG Display Shanghai Co., Ltd.		2,357,326	—	—	—	—	116
LG Display Poland Sp. z o.o.		496	37,124	60	—	73,652	—
LG Display Guangzhou Co., Ltd.		31,984	301,935	14,661	—	2,069,655	5,583
LG Display Shenzhen Co., Ltd.		2,002,633	—	—	—	—	321
LG Display Yantai Co., Ltd.		30,401	—	9,872	—	904,422	2,021
LG Display (China) Co., Ltd.		31,522	—	172,866	—	—	23
LUCOM Display Technology (Kunshan) Limited		505	—	—	—	9,464	—
LG Display U.S.A., Inc.		78,128	—	—	—	—	—
LG Display Singapore Pte. Ltd.		1,200,847	13,390	—	—	—	234
L&T Display Technology (Fujian) Limited		469,180	—	19	—	—	355
Nanumnuri Co., Ltd.		44	—	—	—	331	7,916

	￦	22,106,815	430,534	197,496	391	3,450,051	24,440

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and Others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	￦	190,780	—	—	—	101,830	2,045

Associates and their subsidiaries
New Optics Ltd.	￦	579	—	56,412	—	11,057	2,015
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	46,671	—	3,673
AVATEC Co., Ltd.		—	265	143	—	92,353	360
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	1,263	—	497
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
YAS Co., Ltd.		—	—	734	21,614	—	460

	￦	620	1,058	759,597	95,068	103,410	15,295

Entity that has significant influence over the Company
LG Electronics Inc.	￦	1,657,634	—	60,002	168,395	—	70,189

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics RUS, LLC		25,945	—	—	—	—	—
LG Electronics do Brasil Ltda.		8,083	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	—	29,788
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	2,791
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,827	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		173,821	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	25,676
Others		10	—	810	—	—	5,322

	￦	468,349	—	510,162	29,827	—	64,081

	￦	24,424,198	431,592	1,527,257	293,681	3,655,291	176,050

23.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Subsidiaries
LG Display America, Inc.	￦	1,476,329	1,810,674	—	—
LG Display Japan Co., Ltd.		139,273	128,248	—	—
LG Display Germany GmbH		477,752	306,277	9,862	6,312
LG Display Taiwan Co., Ltd.		659,464	368,188	37	52
LG Display Nanjing Co., Ltd.		248	19,732	37,460	86,499
LG Display Shanghai Co., Ltd.		231,673	311,532	73	20
LG Display Poland Sp. z o.o.		192	131	9,612	10,746
LG Display Guangzhou Co., Ltd.		323,252	307,469	446,336	772,702
LG Display Shenzhen Co., Ltd.		227,966	260,602	2	—
LG Display Yantai Co., Ltd.		62,000	2,214	623,523	447,994
LG Display China Co., Ltd.		4,133	—	23,459	12,147
LG Display U.S.A., Inc.		—	4,397	—	2,923
LG Display Singapore Pte. Ltd.		79,360	106,506	—	—
L&T Display Technology (Fujian) Limited		91,155	81,898	206,706	199,470
Nanumnuri Co., Ltd.		—	—	1,299	1,077
Global OLED Technology LLC(*1)		—	—	2,924	505
LG Display Guangzhou Trading		93,775	—	—	—

	￦	3,866,572	3,707,868	1,361,293	1,540,447

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	14,657	27,750	182	—
Associates and their subsidiaries
New Optics Ltd.	￦	—	440	8,584	14,785
NEWOPTICS USA, INC		—	—	5,313	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		956	—	6,349	2,471
TLI Inc.		—	—	15,232	14,086
AVACO Co., Ltd.		—	—	8,283	12,700
AVATEC Co., Ltd.		—	—	5,493	10,645
Paju Electric Glass Co., Ltd.		—	—	68,066	82,792
Narenanotech Corporation		283	—	2,161	1,532
Glonix Co., Ltd. (*2)		—	—	—	1,752
ADP System Co., Ltd.		—	—	482	1,822
YAS Co., Ltd.		956	—	5,248	7,300

	￦	2,195	440	125,211	149,885

Entity that has significant influence over the Company
LG Electronics Inc.	￦	404,807	379,977	117,428	110,281

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	￦	12,736	13,825	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		20,296	13,491	—	—
LG Electronics Thailand Co., Ltd.		—	17,792	—	—
LG Innotek Co., Ltd.		311	4	66,177	84,931
LG Hitachi Water Solutions Co., Ltd.		—	—	11,603	7,079
Inspur LG Digital Mobile Communication Co., Ltd		38,669	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		21,472	65,641	—	—
Hi Entech Co., Ltd.		—	—	3,695	5,954
Others		5,763	7,082	487	5,008

	￦	99,247	117,835	81,962	102,972

	￦	4,387,478	4,233,870	1,686,076	1,903,585

(*1)	The Company acquired additional ownership in Global OLED Technology and classified it as subsidiaries as of December 31, 2015.
(*2)	Excluded from related parties as the company disposed of the entire investments in Glonix Co., Ltd.

23.	Related Parties, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the year ended December 31, 2015 are as follows:

(In millions of won)
Associates	Loans (*)
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	￦	1,000
Narenanotech Corporation		300
YAS Co., Ltd.		1,000

	￦	2,300

(*)	Loans are presented based on nominal prices.

24.	Revenue

Details of revenue for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Sales of goods	￦	25,801,488	25,331,787
Royalties		18,025	14,582
Others		36,913	37,301

	￦	25,856,426	25,383,670

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Rental income	￦	3,436	3,550
Foreign currency gain		892,392	787,972
Reversal of allowance for doubtful accounts for other receivables		98	—
Gain on disposal of property, plant and equipment		40,782	18,248
Reversal of impairment on intangible assets		80	—
Commission earned		1,304	3,001
Others (*)		14,912	49,396

	￦	953,004	862,167

(*)	A gain amounting to ￦34,804 million as a result of the Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other non-operating expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Other bad debt expense	￦	—	283
Foreign currency loss		843,206	767,369
Loss on disposal of property, plant and equipment		3,873	2,204
Loss on disposal of intangible assets		18	115
Impairment loss on property, plant and equipment		423	8,097
Impairment loss on intangible assets		239	492
Donations		14,016	11,597
Expenses related to legal proceedings or claims and others		127,701	108,821

	￦	989,476	898,978

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Salaries and wages	￦	2,114,026	2,040,568
Other employee benefits		298,768	280,717
Contributions to National Pension plan		66,191	64,077
Expenses related to defined benefit plan		198,765	196,495

	￦	2,677,750	2,581,857

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Finance income
Interest income	￦	36,583	43,001
Dividend income		556,881	431,874
Foreign currency gain		7,971	3,671
Gain on disposal of investments		4,938	—
Reversal of impairment loss on investments		24,550	—
Gain on disposal of available-for-sale financial assets		—	775
Gain on derivatives transactions		602	—

	￦	631,525	479,321

Finance costs
Interest expense	￦	103,661	107,260
Foreign currency loss		47,714	53,277
Loss on early redemption of debt		—	6,986
Loss on disposal of investments		—	5,434
Loss on impairment of investments		32,186	32,599
Loss on sale of trade accounts and notes receivable		—	52
Loss on derivatives transactions		722	—

	￦	184,283	205,608

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Net change in fair value of available-for-sale financial assets	￦	(288)	767
Tax effect		70	(186)

Finance income recognized in other comprehensive income after tax	￦	(218)	581

28.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current tax expense
Current year	￦	74,206	160,952
Deferred tax expense (benefit)
Origination and reversal of temporary differences	￦	129,407	(4,627)
Change in unrecognized deferred tax assets		9,804	92,249

		139,211	87,622

Income tax expense	￦	213,417	248,574

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	(288)	70	(218)
Remeasurements of net defined benefit liabilities (assets)		(110,257)	26,682	(83,575)

	￦	(110,545)	26,752	(83,793)

(In millions of won)	2014
	Before tax		Tax (expense) benefit	Net of tax
Net change in fair value of available-for-sale financial assets	￦	767	(186)	581
Remeasurements of net defined benefit liabilities (assets)		(147,822)	35,773	(112,049)

	￦	(147,055)	35,587	(111,468)

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)	2015			2014
Profit for the year		￦	968,209		973,118
Income tax expense			213,417		248,574

Profit before income tax			1,181,626		1,221,692

Income tax expense using the Company’s statutory tax rate	24.20%		285,953	24.20%	295,649
Non-deductible expenses (benefits)	2.69%		31,732	(2.38%)	(29,059)
Tax credits	(9.36%)		(110,575)	(9.47%)	(115,659)
Change in unrecognized deferred tax assets	0.83%		9,804	7.56%	92,249
Others	(0.30%)		(3,497)	0.44%	5,394

Actual income tax expense		￦	213,417		248,574

Actual effective tax rate			18.06%		20.35%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2015, in relation to the temporary differences on investments in subsidiaries amounting to ￦210,319 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

29.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2015, the Company recognized deferred tax assets of ￦385,017 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
December 31, 2016
Tax credit carryforwards	￦	78,656

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2015		December, 31, 2014	December, 31, 2015	December, 31, 2014	December, 31, 2015	December, 31, 2014
Other accounts receivable, net	￦	—	—	(2,388)	(3,440)	(2,388)	(3,440)
Inventories, net		43,170	44,543	—	—	43,170	44,543
Available-for-sale financial assets		—	—	(19)	(88)	(19)	(88)
Defined benefit liabilities, net		58,962	112,213	—	—	58,962	112,213
Accrued expenses		120,359	173,635	—	—	120,359	173,635
Property, plant and equipment		137,393	129,370	—	—	137,393	129,370
Intangible assets		817	1,423	—	—	817	1,423
Provisions		14,152	12,710	—	—	14,152	12,710
Gain or loss on foreign currency translation, net		11	169	—	(1)	11	168
Others		14,032	16,326	—	—	14,032	16,326
Tax credit carryforwards		385,017	397,105	—	—	385,017	397,105

Deferred tax assets (liabilities)	￦	773,913	887,494	(2,407)	(3,529)	771,506	883,965

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	January 1, 2014		Profit or loss	Other Comprehensive income	December 31, 2014	Profit or loss	Other Comprehensive income	December 31, 2015
Other accounts receivable, net	￦	(2,476)	(964)	—	(3,440)	1,052	—	(2,388)
Inventories, net		17,500	27,043	—	44,543	(1,373)	—	43,170
Available-for-sale financial assets		98	—	(186)	(88)	(1)	70	(19)
Defined benefit Liabilities, net		72,709	3,731	35,773	112,213	(79,933)	26,682	58,962
Accrued expenses		81,193	92,442	—	173,635	(53,276)	—	120,359
Property, plant and equipment		102,651	26,719	—	129,370	8,023	—	137,393
Intangible assets		(1,207)	2,630	—	1,423	(606)	—	817
Provisions		11,460	1,250	—	12,710	1,442	—	14,152
Gain or loss on foreign currency translation, net		(675)	843	—	168	(157)	—	11
Others		5,908	10,418	—	16,326	(2,294)	—	14,032
Tax losses carryforwards		110,550	(110,550)	—	—	—	—	—
Tax credit carryforwards		538,289	(141,184)	—	397,105	(12,088)	—	385,017

Deferred tax assets (liabilities)	￦	936,000	(87,622)	35,587	883,965	(139,211)	26,752	771,506

Statutory tax rate applicable to the Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2015.

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2015 and 2014 are as follows:

(In won and No. of shares)	2015		2014

Profit for the period	￦	968,208,835,992	973,118,312,897
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	2,706	2,720

For the years ended December 31, 2015 and 2014, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2015 and 2014.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)
	2015		2014
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦	204,696	(63,276)

32.	Business Combinations

In December 2015, the Company acquired OLED Lighting business with the investment amounting to ￦160,000 million and from LG Chem Ltd. in order to maximize synergy and strengthen competitiveness in OLED Lighting business. The Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisition was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows

(In millions of won)	Amount
Consideration transferred	￦	160,000
Identifiable assets acquired and the liabilities assumed:
Trade accounts and notes receivable		616
Inventories		2,432
Other current assets		580
Property, plant and equipment		26,967
Intangible assets (*1)		64,462
Other non-current assets		7,808
Current liabilities		(860)
Identifiable net asset		102,005
Goodwill (*2)		57,995

(*1)	Patents amounting to ￦29,139 million are measured at fair value using the income approach and considering the present value of expected net cash flow from patents and customer relationships amounting to ￦35,165 million are measured considering the present value of future economic benefits expected to be received arising from relationship with customers.

(*2)	Goodwill amounting to ￦57,995 million arose from the acquired work force with specialized knowledge and experience.

The amount of the revenue and profit in the separate statement of comprehensive income for the year ended December 31, 2015, based on the assumption that the acquisition date had been at the beginning of the annual reporting period, are ￦25,860,967 million and ￦946,866 million, respectively, and the amount of the revenue and net loss of OLED Lighting business included in the separate statement of comprehensive income for the year ended December 31, 2015 are ￦52 million and ￦1,473 million, respectively. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to ￦65 million are recognized as administrative expenses.

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2015. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2015 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2015. We did not review the Company’s IACS subsequent to December 31, 2015. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2016

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2015 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Accounting Control System (“IACS”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2015.

The Company’s management, including myself, is responsible for designing and operating an IACS. We assessed the design and operational effectiveness of the IACS in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. We followed the IACS Framework to evaluate the effectiveness of the IACS design and operation.

Based on the assessment results, we believe that the Company’s IACS, as of December 31, 2015, is effectively designed and operating, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 18, 2016

/s/Sangdon Kim

Internal Control over Financial Reporting Officer

/s/Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 30, 2016	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President